U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 10-SB
                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                           ALFA UTILITY SERVICES, INC.
      (FORMERLY ENVIROTECH MFG. CORP., FORMERLY TRIAD INSTRUMENT CO. INC.)
      --------------------------------------------------------------------
                 (Name of Small Business Issuer in its Charter)

DELAWARE                                                    N/A
------------------------------------        ------------------------------------
(State or Other Jurisdiction of             (I.R.S. Employer Identification No.)
Incorporation or Organization)

Joseph Alfano, President and CEO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8                                           (905) 850-2220, FAX -9152
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)          (Registrant's Telephone)

                          COPIES OF CORRESPONDENCE TO:
                                 James R. Leone
                                 Attorney at Law
                                  3188 Oak Lane
                            Edgewater, Florida 32132
                          (386) 478-1743, Fax 478-1744
                        e-mail jrleoneattorney@yahoo.com

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

TITLE OF EACH CLASS               NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------               -----------------------------------------
      None                                       None

        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT:

                          COMMON STOCK, $.001 PAR VALUE
                          -----------------------------
                                (Title of Class)

                                TABLE OF CONTENTS

ITEM                              PART I                               PAGE NO.
----                              ------                               --------
                    (SEC Form 10-SB Alternative Format No. 3)

I-1.     BUSINESS                                                              3
I-2.     MANAGEMENT'S DISCUSSION AND ANALYSIS                                 17
I-3.     PROPERTY                                                             26
I-4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
           AND MANAGEMENT.                                                    26
I-5.     DIRECTORS AND EXECUTIVE OFFICERS.                                    28
I-6.     EXECUTIVE COMPENSATION.                                              30
I-7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.                      32
I-8.     DESCRIPTION OF SECURITIES                                            33

                                    PART II
                                    -------

II-1.    MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS             35
II-2.    LEGAL PROCEEDINGS                                                    37
II-3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
           ACCOUNTING AND FINANCIAL DISCLOSURE                                37
II-4.    RECENT SALES OF UNREGISTERED SECURITIES                              37
II-5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS                            38

                                    PART F/S
                                    --------

         FINANCIAL STATEMENTS

                                    PART III
                                    --------

III-1 & 2         INDEX TO AND DESCRIPTION OF EXHIBITS                        39

SIGNATURE PAGE                                                                40

FINANCIAL STATEMENTS                                                      F1-F18

                                     PART I
                    (SEC Form 10-SB Alternative Format No. 3)

INTRODUCTORY NOTE

FIGURES IN U.S. DOLLARS.

         Unless otherwise indicated herein (such as by "CDN" for Canadian Dollars), financial information is expressed in terms of United States Dollars.


PART I.   ITEM I-1.        BUSINESS (Regulation S-B, Item 101)

CORPORATE STRUCTURE

         Unless otherwise indicated herein, the information set forth herein reflects the closing of the exchange of stock transaction effectuated by the May 31, 2001 Assignment of Stock and related Consents of Directors and Shareholders and an Option Agreement, which are further described below, and are filed as EXHIBITS to this Form 10-SB Registration Statement. Thus, all references herein to "ALFA", "WE" (or "US" or "OUR"), or the "REGISTRANT" or the "COMPANY", which is Alfa Utility Services, Inc. (Delaware), also include the assets, liabilities and operations of its subsidiary Alfa Utility Services, Inc. (Canada), and that subsidiary's subsidiary, Ontario Power Contracting Limited (Ontario).

         Alfa's corporate structure expressed in a tabular listing format is as follows:

PARENT COMPANY (REGISTRANT):

         Alfa Utility Services, Inc., a Delaware Corporation

         corporate offices and operational headquarters are at:
         396 Chrislea Road
         Woodbridge, Ontario Canada L4L 8A8
         Phone (905) 850-2220, Fax -9152

SUBSIDIARY OF ALFA UTILITY SERVICES, INC. (DELAWARE):
         Alfa Utility Services, Inc., a Canadian Corporation

SUBSIDIARY OF ALFA UTILITY SERVICES INC. (CANADA):
         Ontario Power Contracting Limited, an Ontario Corporation

GENERAL DEVELOPMENT OF BUSINESS AND OVERVIEW OF THE COMPANY.

DELAWARE INCORPORATION AND PRIOR CANADIAN OWNERSHIP.

         Alfa was incorporated in the United States under the laws of the State of Delaware on December 15, 1994 as Triad Instrument Co. Inc. ("TRIAD"). On or about June 7, 1995, 90% of the stock of Triad (the Company) was acquired by Edward M. Slessor, a Canadian citizen and resident. Its name was changed on August 30, 1995 to Envirotech Mfg. Corp. ("ENVIROTECH"). Slessor owned and operated a window manufacturing business with specialized patents. It was his intention to file for trading of the stock in order to help Envirotech (the Company) raise funds and expand the business. However, with the economy changing, Envirotech did not raise the expansion funds, and remained non-trading. The patents and other assets of Slessor reverted to him. In ill health, he then gave away most of his shares to employees, suppliers and friends. See PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" in this Form 10-SB Registration Statement.

ONTARIO POWER ACQUIRED IN RECAPITALIZATION; ALFANO TOOK CONTROL OF COMPANY.

         For over 13 years Joseph Alfano had been the principal manager of Ontario Power Contracting Limited, located in Woodbridge, Ontario Canada and holder of control of its two former corporate shareholders. By Consents of Directors and Shareholders, an Assignment of Stock and Option Agreement all effective at the close of business on May 31, 2001, all of the Common stock of Alfa Utility Services Inc., a Canadian corporation with a wholly owned Ontario corporation subsidiary, Ontario Power Contracting Limited, was acquired in exchange for 12,000,000 shares of legended (transfer restricted) common stock of Envirotech (the Company) and an Option for 4,000,000 restricted shares in conversion of Alfa Canada's Class A Preference Shares held by the two former corporate shareholders. The transaction has been accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being deemed to be the historical operations of Alfa. Thus, control of the Company was transferred to Joseph Alfano, a citizen and resident of Canada. Prior officers and directors of Envirotech were replaced by Alfano and other persons who had no past relationships with the stockholders or prior directors and officers of Envirotech. Alfano also acquired 200,000 additional shares of Alfa stock.

NAME CHANGE, STOCK CAPITALIZATION.

         Effective upon filing an Amended Certificate of Incorporation on June 1, 2001 the Company changed its name to Alfa Utility Services, Inc. and authorized a capitalization of 50,000,000 shares of Common Stock, par value $.001, of which 22,803,058 shares are issued and outstanding. See "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," and "DESCRIPTION OF SECURITIES" (ITEMS I-4 AND I-8 OF PART I OF THIS FORM 10-SB REGISTRATION STATEMENT), and "RECENT SALES OF UNREGISTERED SECURITIES" (ITEM II-4 OF PART II OF THIS FORM 10-SB REGISTRATION STATEMENT).

DURATION AND TYPES OF BUSINESS.

         Alfa Utility Services, Inc.'s wholly owned subsidiary, Ontario Power Contracting Limited, has been in full operation since November 1988. It designs, constructs and maintains utility systems, installs underground electrical, water, gas and sewer lines, and installs street lighting, as well as traffic control and other communications systems. Alfa has a reputation for installing and maintaining superior quality utility systems and electrical services, specializing in total electrical utility solutions. Over the last few years, Alfa Utility Services, Inc.'s senior management has seen a strong growth in the development of its product lines.

COMPETITIVE ADVANTAGES.

         Alfa has been offering what it believes to be customer support excellence through competitive prices, always meeting deadlines, and offering the best lead times in the industry. Alfa Utility Services, Inc. intends to expand its role as a speciality leader in the construction of utility systems, focusing on products, services and complete systems in targeted markets, offering innovation and reliability.

DESCRIPTION OF OPERATIONS

BUSINESS CATEGORIES.

         Alfa Utility Services, Inc. is a full service utility construction, management and services company. Alfa has a clearly defined market niche, concentrating on electrical utilities, communications, natural gas pipelines, sewer and waterworks systems.

PRINCIPAL SERVICES AND MARKETS.

         Alfa generates revenues by:

         Installation of underground electric distribution systems (primary, secondary and streetlights) for residential developments.

         Reconstructing and rehabilitating outdated or damaged portions of a Public Utility's primary and secondary distribution systems.

         General civil/electrical and maintenance work for existing power producers and energy service providers.

         Installation of new underground communications distribution systems (such as traffic lights, telephone, cable TV, fiber optics, etc.).

         Installation of natural gas, waterworks and sewer distribution systems.

         Contracting for the design and comprehensive installation in new development sites for both developers and municipalities, of non-road "infrastructure" - - electrical utilities, communications, natural gas pipelines, sewer and waterworks systems.

INDUSTRY SEGMENTS.

         Industry segments are not required to be described because they are not yet material to an understanding of Alfa's business as a whole. Business segments will be stated for three years based on classes of similar products or services accounting for 15% or more of consolidated revenues when they or the public stock float exceed $25,000,000 for two years (or 10% if revenues exceed $50,000,000 in a year).

                                                 1999                 2000
                                                 ----                 ----
Sales To Unaffiliated Customers               $7,239,766           $9,739,352

Income From Operations                        $   12,207           $  123,102

Identifiable Assets                           $3,927,487           $3,895,681

         Alfa's operational subsidiary performs civil underground and overhead construction and maintenance activities for utility companies and developers. We are experts in joint trench solutions. Prior to the end of 2001, individual profit/cost centers (segments) were not tracked and managed as such. Management has recently changed accounting packages and we have designed the new system to account and report on the activities of multiple profit and cost centers, in multiple geographies and in multiple currencies. To go back in history and break down information would not be practical.

SOURCES OF MATERIALS.

         Construction materials are readily available from a variety of local, national and international sources. There seldom is any prolonged difficulty in obtaining supplies.

WORKING CAPITAL PRACTICES OF COMPANY AND COMPETITORS.

         Described below are any practices relating to significant products inventory to allow rapid delivery or a continuous flow of goods or services; or customer returns policies; or extended payment terms; or similar practices affecting working capital for Alfa or for its competitors.

         Working capital is managed primarily through control of accounts receivable, inventory and accounts payables. A just-in-time inventory model and preferred supplier payment terms have represented large sources of cash for Alfa during the last 3-year period. As management believes little improvement is possible regarding further control of inventory levels, a greater focus has been placed on accounts receivable and accounts payable management.

         Deregulation of the energy sector in North America has afforded Alfa the opportunity to offer project-financing services as a method to reduce days sales outstanding (DSO). This new service in addition to more aggressive collection practices should result in improved DSO results in fiscal 2002.

         No particular practices relating to working capital are known to have any special effects on competitors.

DISTRIBUTION OF PRODUCTS AND SERVICES; BUSINESS NOT DEPENDENT UPON A FEW CUSTOMERS.

         Alfa obtains business by referrals or response to Requests For Proposals based on its reputation, under contracts which are usually negotiated, but sometimes on auction type bids (lowest qualified bidder).

         If loss of one or more customers or affiliated groups of customers accounting for 10% or more of revenues would have a material adverse effect on a segment, their names and any relationships with Alfa are disclosed below.

         As no single project or client has represented more than 5% of Alfa's total revenue in any given period, there is no dependence on a specific client or business segment.

         Further, because of factors developed over the years, sudden loss of a customer appears to be a very remote possibility, and even a large project would be unlikely to pose a material risk of non-payment. Alfa Utility Services, Inc. and its subsidiaries enjoy extremely low bad debt expenses for the following reasons: the client base is composed of premier residential and commercial real estate developers as well as investment-grade municipal and provincial electrical authorities; the majority of clients are required to post standby irrevocable letters of credit as security against work performed. In the 12 year history of Alfa's primary subsidiary only two liens were filed against clients and in both cases full payment of accounts were made.

BACKLOG OF FIRM ORDERS.

         Set forth below as of the most recent practical date compared to a year ago, is a discussion of Alfa's backlog of firm orders, stating the portion to be filled this year and any seasonal or other material aspects such as unfunded government orders, or awarded contracts not yet signed.

         Alfa Utility Services, Inc. currently has the largest new orders list in its history. As of December 2001, Alfa had approximately $10,000,000 in backlog. This when compared to a $7,000,000 backlog at the end of fiscal 2000 would indicate continued strong revenue growth in fiscal 2002.

NO GOVERNMENT CONTRACTS SUBJECT TO TERMINATION OR PROFIT RENEGOTIATION.

         Alfa has no material amount of business under government contracts providing for renegotiation of profits, or termination at the convenience or discretion of the government, or other adverse terms.

         It is important to note that all government contracts are firm and have no provision for termination or profit renegotiation.

BUSINESS NOT DEPENDANT ON PATENTS, TRADEMARKS, OR OTHER GOVERNMENT REGULATIONS OR APPROVAL OR LABOR AGREEMENTS.

         Alfa's business is not dependent upon intellectual property ownership or licenses (copyrights, trademarks, patents, etc.) or government licenses, franchises, permits or other regulations or approvals beyond those required for all construction activities. See the discussion below regarding environmental matters. Also, there are no significant royalty agreements or labor contracts that materially affect Alfa's operations.

COMPETITIVE CONDITIONS.

         The number of competitors for each business segment, the relative ranking of Alfa, and the names of dominant firms, are set forth below.

         In the markets where Alfa currently participates, it is the third largest competitor. The first and second largest companies, Con Elco and Trans-Power are related to large development companies. It is Alfa's opinion that both have exhibited growth at a rate far below that experienced by Alfa Utility Services, Inc. in recent quarters.

         While other competitors exist they can be classified as indirect because they are specialized and rely to a greater extent on one or two clients. An example of this would be Robert Sommerville Construction. That company performs the vast majority of its work for a small number of Natural Gas distributors. Alfa Utility Services, Inc. performs similar services and given the generalist nature of Alfa's services, a significant competitive advantage is enjoyed in the increasingly more common joint trench civil project environment.

COMPETITIVE EXCELLENCE.

         Alfa's senior executives believe they have a reputation for constructing and maintaining superior quality utility systems and electrical services, specializing in electrical utility solutions. Alfa offers customers what Alfa views as support excellence by being price competitive, always meeting deadlines, and offering the best lead times in the industry. Alfa intends to continue in its already established role as a specialist in construction of utility systems, focusing on total turnkey utility services in each target market. The prime goals are to have the flexibility to respond to individual market challenges, while focusing on overall customer service, maintaining market and product discipline, and improving output volume.

COMPANY RESEARCH AND DEVELOPMENT EXPENDITURES AND ACTIVITIES IN
LAST THREE YEARS.

         Alfa Utility Services, Inc.'s research and development activities have been restricted to methods related to performing services in a more cost effective manner. An example would be unique trench profiles that allow for increases in both safety and production levels. The costs of such research are nominal, generally consisting of careful observation and analysis of procedures, supplies and equipment, and contacting suppliers for improvements.

ENVIRONMENTAL COMPLIANCE COSTS FOR THIS YEAR AND NEXT YEAR.

         Alfa Utility Services Inc. handles a minimal amount of hazardous waste. All waste products are disposed of through local waste management partners, and the costs are nominal in relation to revenues.

NUMBER OF EMPLOYEES SHARPLY INCREASING. As of May 2001 Alfa had an accomplished team of 54 seasoned full time employees, and an administrative staff of 10. By January 2002, Alfa had increased its employee count to 102 with an administrative staff of 15. Implementing greater operating efficiencies over the past few years, Alfa's staff previously had remained relatively constant. With the more frequent increases in contracts, the normally slow period of January, February and March (due to climatic conditions) no longer is affecting operations as it used to.

FINANCIAL INFORMATION ABOUT GEOGRAPHIC SALES.

         Neither revenues nor public stock float have exceeded $25,000,000 for two years so no discussion is included herein as to 15% of consolidated revenues (or 10% if revenues exceed $50,000,000 in a year) being accounted for by either non-Canadian sales or non-Ontario Province sales. Thus, there is no presentation of separate financial information about the geographic distribution of sales nor is there a separate discussion of foreign sales dependence and risks for any business segment.

         Presently Alfa Utility Services, Inc. operates in Central, Southern and Western Ontario. We are developing a plan of expansion into Eastern Ontario as well as select southern states in the United States of America, i.e. Florida and Arizona. Expansion plans into the southern United States are in their infancy.

BUSINESS EXPANSION PLANS

NORTH AMERICAN AND OVERSEAS DEREGULATION OPPORTUNITIES.

         Alfa Utility Services, Inc. will maximize on the demands for specialty services being generated by the recently deregulated electricity markets within North America, and especially for electric utility transmission and distribution services. Alfa can invest in viable North American and overseas utility service opportunities, to augment its Canadian core business base. Alfa is strategically positioned to achieve the following short-term as well as its long-term goals.

SHORT-TERM AND MEDIUM-TERM STRATEGIES (1 TO 5 YEARS).

         Alfa's overall plan is to improve its size and competitive position in the general contracting, supply and installation of its core products and services, with related operations entered into or acquired as customer demand necessitates. To accomplish that in the short and medium term (1 to 5 years) Alfa intends to pursue the following strategies:

         Start the process of becoming a major participant in the entire electrical, communications and other utilities construction markets throughout North America by taking the following additional measures:

         Promote sales growth of the existing core business and build its assets by continued reinvestment of a substantial portion of profits and cash flow.

         Complete the re-engineering and the modernization of its operational facilities at its headquarters offices.

         Access sources of increased funding, including Canadian and U.S. debt or equity public financing strategies.

         Identify potential acquisition targets among North American electrical, communications and other utilities contracting companies, including U.S. operations which are compatible with Alfa. Capitalize on an established reputation for customer service and prompt delivery, to generate even faster growth.

         Establish broader North American market awareness of Alfa and its business.

         Plan and as needed implement market awareness of Alfa and its business in select overseas markets.

NO SPECIFIC PRESENT ACQUISITION PLANS.

         Although Alfa intends to grow through external acquisitions, we have no understandings or agreements to make any specific acquisition at this time. The terms and conditions of any such acquisition would be subject to negotiations and management's discretion, as well as Alfa's ability to borrow funds or utilize its own debt or equity securities to acquire business assets (or control blocks of stock) or to raise acquisitions funding.

LONG-TERM GOALS (5 TO 20 YEARS).

         Complete the market share acquisition and recognition needed to establish Alfa as a major participant in the entire electrical, communications and other utilities construction market throughout North America. In other words, become the largest, safest and most profitable North American Utility Services Organization.

         Develop a significant overseas market presence for Alfa (just as Seimens from Germany is a major U.S. market presence).

         Take advantage of all international investment financing channels to expand overall operations, following the initial set-up phase.

         Develop the sophistication of staff or consultant expertise to take advantage of regional trade agreements and tax incentives.

         Adopt installation and maintenance service practices incorporating appropriate safety and environmental standards to assure long-term regulatory harmony and to avoid costly private or governmental disputes.

SEASONED MANAGEMENT WITH A TRACK RECORD OF ACHIEVING GOALS.

         Alfa Utility Services' senior management are seasoned professionals with a proven track record in successful growth and management. They will ensure that Alfa achieves its goals and meets its obligations to all customers, and to its shareholders and employees.

ADDITIONAL INDUSTRY DISCUSSION

DEREGULATIONS OFFERS CHOICES.

         North America is moving from monopoly-based, government regulated electricity markets to competitive, deregulated ones. This has resulted and will result in privately held corporations that offer a variety of means to generate, transmit, distribute and market electricity. Power providers and their consumers now have the freedom to select their electricity suppliers. This will be accomplished competitively by safe and reliable electricity and communications systems.

NATIONAL ELECTRICAL DISTRIBUTION VERSUS LOCAL RETAIL SELLING.

         The new North American competitive electrical marketplace requires regulated (shared national generation and distribution grid wires) and unregulated (local retailing) business activities to be separated. This will ensure that a competitive playing field exists and at the same time assure that the competitive 'retail' businesses are not subsidized by the semi-monopoly 'wires' activities. Similar changes have occurred and still are occurring in the communications markets.

LOCAL RETAILERS' EMERGENCE.

         North American electrical utility retail activities will be separated and absorbed into local distribution systems, meaning that local independent distribution utilities will emerge. Each presently existing or future distribution utility will separate their generation and power grid wires business from electricity sales. This already has occurred in some regions and will continue to expand.

LOCAL RETAILERS' MERGERS.

         As new legislation unfolds, utilities will be free to merge with other utilities outside their original/municipal boundaries. In Ontario Canada the Ontario Energy Board (OEB) will regulate these types of mergers and acquisitions. (The OEB already has received numerous applications involving mergers, acquisitions and/or amalgamations. In the United States similar systems will emerge to oversee the evolution taking place). In the United States the communications industries already have taken many of these steps.

UTILITIES ALLIANCES ARE EXPECTED TO RESULT IN SYSTEMS AND SERVICES ORDERS FOR ALFA.

         Under the new market environment, independent electric distributors will be able to form joint ventures for collective power generation or purchasing, or to form alliances with one or more large utilities to buy power. Electricity distribution systems installation and maintenance services contracts which Alfa offers will generally last from 3 to 5 years, and longer for larger institutional and government projects. Communications construction and service opportunities are likewise available.

ALFA'S RETAIL ELECTRICAL CUSTOMERS ARE A VARIED LOT.

         Local electrical retail sales and distribution companies range from closely held to widely held corporations with partnerships or stock ownerships located anywhere in the world. They include developers, speculators, governments, and semi-public agencies.

DIRECT COMPETITORS

U.S. CONTRACTORS OFFER SOME COMPETITION.

         Direct competitors are defined as contractors in the utility distribution construction industry that offer equivalent services. Alfa Utility Services' principal competition comes from within North America, especially from the United States for this newly emerging electrical sales industry.

ALFA'S SUPERIOR BUSINESS STRUCTURE.

         Most of Alfa's competitors do not have what Alfa would regard as a comparable business structure: the service network of technicians and engineers, installers and customer base that Alfa has developed over the years. While large competitors exist, i.e. PAR/Quanta, Aecon etc., they offer more generalized transmission infrastructure expertise. Alfa's size and structure of services is believed to afford it the advantage of increased flexibility as to job scope as well as other project attributes.

GROWING MARKET WILL SUPPORT EVEN MORE COMPETITORS.

         Few competitors have been able to offer the same quality of products and services that Alfa believes is provided by its wholly owned operating subsidiary - Ontario Power Contracting Limited. Competitors include those who offer the same core products and services as Alfa Utility Services, and those who offer some of these products and services combined as a package or part of a package of other services. The North American and Overseas Markets for utilities construction and servicing are so large and in such an embryonic growth stage, that there is room for any number of companies engaged in the same business as Alfa. We anticipate that as demand for power grows due to new development, new installation contractors will enter the marketplace. Competition will increase and Alfa will need to continue to devote resources to the development and maintenance of facilities and systems designed to reduce costs without sacrificing the quality of services that Alfa believes has become its leading attribute.

RISK FACTORS

FOUR MAJOR RISKS FOR ESTABLISHED BUSINESSES.

         Alfa believes the four most common risk factors for established companies are over-pricing services, not establishing or maintaining personal relationships with clients and potential clients in the marketplace, poor quality of products, and poor quality of support services. Competitive pricing and quality service are believed to be the keys which have fostered Alfa's success. Prices open many doors, and Alfa's emphasis on quality goods and services is what it believes keeps and develops those opportunities. Alfa's proven track record is what it believes has generated solid client contacts at senior management levels. Management is of the opinion that Alfa Utility Services, Inc. is now strategically positioned to take advantage of the current economic climate throughout North America.

RISK EVALUATION FOR NEW CONTRACTS.

         Prior to acceptance of new contracts from new or existing clients, they undergo a thorough feasibility study for risk factors pertaining to environmental implications, the probability of all levels of permits being granted, profitability, other terms, and the receipt of payments. Once Alfa's upper management approvals are secured, the project commences.

ADHERING TO ALFA'S HIGH ENVIRONMENTAL STANDARDS.

         Alfa recognizes the impact that our activities may have on the environment. We are therefore committed to high standards of environmental care, and continually are improving our environmental performance. Alfa aims to constantly strengthen our environmental track record by:

         Complying fully with legislation and if possible exceeding minimum legal requirements.

         Maintaining effective and efficient Environmental Management Systems.

         Minimizing environmental risks and preventing pollution.

         Reducing any adverse visual impact of operations.

         Promoting the efficient use of transportation in all activities.

         Managing the land sensitively and promoting nature conservation.

         Informing suppliers and contractors of high environmental standards and otherwise encouraging high standards throughout the supply chain.


SHAREHOLDERS' ENVIRONMENTAL INPUT.

         Alfa also recognizes that its shareholders have a role to play in providing input to guide Alfa's environmental affairs and help educate the staff to conduct corporate activities in an environmentally responsible manner.

NO GUARANTEE OF STABLE STOCK TRADING MARKET.

         There has been no public market for Alfa's Common Stock. There can be no assurance that an active public market will develop or be sustained or that the market price of the Common Stock will not decline below that which originally is quoted by any broker-dealer. Future announcements concerning the industry in general or Alfa or its competitors, nonexclusively including quarterly variations in actual operating results, announcements of litigation, or even changes in earnings estimates by outside analysts, could cause the market price of Alfa's Common Stock to fluctuate substantially. These fluctuations, as well as general economic, political and market conditions such as recessions, international instabilities or military conflicts, may materially and adversely affect the market price of Alfa's Common Stock. Alfa has a large public float of shares which may be resold, which could adversely affect the stock price. See PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

PART I   ITEM I-2.   MANAGEMENT'S DISCUSSION AND ANALYSIS
                     (Regulation S-B, Item 303)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


FORWARD LOOKING STATEMENTS

         Statements in this registration on Form 10-SB which are not historical facts, nonexclusively including statements in this Item, may contain forward-looking statements that are subject to important factors that could cause actual results to differ materially from those in the forward-looking statement. Such factors nonexclusively include product demand; the effect of economic conditions; the impact of competitive services, products, and pricing; product developments; supply restraints or difficulties; industry regulation; the continued availability of capital resources and financing; acts of terrorism, war or civil unrest; and other risks set forth or incorporated herein and in Alfa's other Securities and Exchange Commission filings. Alfa does not undertake to update any forward-looking statement that may be made from time to time by or on behalf of Alfa.

         Alfa has not released and does not presently intend to release any projections of revenues or net income, or other forward-looking statements, without complying with the requirements for such statements

INTRODUCTION

         Effective as of the close of business on May 31, 2001, pursuant to the terms and condition of an Assignment of Stock and Option Agreement and a Consent of Directors and Shareholders, Alfa Utility Services Inc. (a Canadian Corporation) and its wholly owned subsidiary Ontario Power Contracting Limited, became wholly owned subsidiaries of Alfa Utility Services, Inc. (a Delaware Corporation). That transaction has been accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being the historical operations of Alfa Utility Services, Inc. (a Delaware Corporation). Prior to the recapitalization, Alfa Utility Services, Inc. (a Delaware Corporation) had not engaged in any form of business activity and as a result, has no operating history. Accordingly, the following discussion and analysis of financial conditions and results of operations is a discussion of the historical financial performance of Ontario Power Contracting Limited.

Alfa generates revenue by:

         o Installation of the joint use underground primary, secondary and streetlight distribution systems for residential developments
         o Reconstruction and rehabilitation of parts of a Public Utility's primary and secondary distribution systems
         o General civil/electrical and maintenance work for existing power producers and energy service providers
         o Installation of new underground communications distribution systems
         o Installation of natural gas, waterworks, and sewer distribution systems
         o Design and installation of electrical utilities, communications, natural gas pipelines, sewer and waterworks systems in new development sites for developers and municipalities

         The following discussion and analysis of Alfa's financial condition and results of operations should be read in conjunction with the financial statements appearing in PART F/S of this Form 10-SB.

RESULTS OF OPERATIONS

         The following table sets forth a statement of operations and comprehensive income data of Alfa expressed as a percentage of sales for the periods indicated:




                                           NINE MONTHS ENDED      SIX MONTHS ENDED          YEAR ENDED
                                            SEPTEMBER 30,             JUNE 30,             DECEMBER 31,
                                              2001       2000         2001         2000      2000      1999
                                        ---------------------------------------------------------------------
                                                                    PERCENTAGES
Total Sales                                  100.0       100.0        100.0       100.0      100.0     100.0
Total Cost of Goods Sold                      88.1        90.0         88.8        95.1       88.0      86.3
                                        ---------------------------------------------------------------------
Gross Profit                                  11.9        10.0         11.2         4.9       12.0      13.7
Total Operating Expenses                      12.0        10.1         13.1        10.1       10.7      13.5
                                        ---------------------------------------------------------------------
(Loss) Income From Operations                 -0.1        -0.1         -1.9        -5.2        1.3       0.2
Interest Expense, Net                         -0.9        -1.0         -1.1        -1.0       -1.1      -0.5
                                        ---------------------------------------------------------------------
(Loss) Income Before Income Taxes             -1.0        -1.1         -3.0        -6.2        0.2      -0.3
Provision for (Recovery of) Inc. Tax           0.9         0.5          1.2        -1.3        0.2       0.2
                                        ---------------------------------------------------------------------
Net (Loss) Income                             -1.9        -1.6         -4.2        -4.9        0.0      -0.5
Other Comprehensive (Loss) Inc.,
    Net of Income Tax                         -0.5        -0.4         -0.1        -0.4       -0.2       0.6
                                        ---------------------------------------------------------------------
Comprehensive (Loss) Income                   -2.4        -2.0         -4.3        -5.3       -0.2       0.1
                                        =====================================================================

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2000

SALES

         Sales for the nine months ended September 30, 2001 increased $1,108,885 or 15% to $8,477,529 from $7,368,644 for the nine months ended September 30, 2000.

         Sales growth was chiefly driven by increased activities in the residential subdivision-servicing group. In addition to improved volume generated by the aforementioned group, the natural gas group increased capacity in the second quarter of 2001 to allow for the complete internal fulfillment of gas infrastructure requirements. Historically, Ontario Power joint bid projects and parceled out the natural gas portion. Management expects the volume of revenue obtained from the Natural Gas group to grow in importance and represent 10% of Alfa's gross volume by the end of 2002.

COST OF GOODS SOLD

         Cost of Goods Sold for the nine months ended September 30, 2001 was $7,471,729 or 88.1% of sales as compared to $6,631,152 or 90.0% of sales for the nine months ended September 30, 2000.

         The decrease in cost of goods sold as a percentage of sales is due to better purchasing of materials and increased efficiency.

         Increased working capital will allow for the exercising of prompt payments, which represents a possible 3 to 5% improvement in cost of goods sold. In addition, as Natural Gas, Overhead/Electrical and Lateral Service groups each enjoy much higher gross margin levels, a focus on growth in these segments will aid in improved overall cost of goods sold results.

GENERAL AND ADMINISTRATIVE EXPENSE

         General and administrative expense for the nine months ended September 30, 2001 increased $185,212 or 31% to $787,784 from $602,572 for the nine months ended September 30, 2000.

         This increase in general and administrative expense is a result of increased spending in a number of areas, namely, administrative salaries and professional service fees. Administrative salaries increased during the nine months ended September 30, 2001 due to the hiring of a Chief Financial Officer. The increase in professional service fees is related to the costs associated with the registration of Alfa with the Securities and Exchange Commission. It is management's goal to grow general and administrative expense at a rate not to exceed 60% of net income growth for future periods.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expense for the nine months ended September 30, 2001 increased $88,585 or 62.5% to $230,336 from $141,751 for the nine months ended September 30, 2000.

         Depreciation and amortization expense increases can be associated with the requirement of additional light and heavy construction equipment brought on by increased work volume in the same period. Management is experimenting with the employment of owner operated construction equipment. Provided this experiment continues to yield positive results, we would expect depreciation and amortization expenses to decrease as a component of total expenses in periods to come as less equipment would have to be purchased.

PROVISION FOR INCOME TAXES

         The provision for income taxes has increased $37,000 to $77,057 for the nine months ended September 30, 2001 from $40,057 for the nine months ended September 30, 2000 due to the adjustment of deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for the higher tax rate that Alfa will be required to pay once it becomes a "public" reporting company.

NET LOSS

         The net loss for the nine months ended September 30, 2001 increased $44,347 or 36.7% as compared to the nine months ended September 30, 2000, due to the factors discussed above.


SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

SALES

         Sales for the six months ended June 30, 2001 increased $232,638 or 5.2% to $4,743,233 from $4,510,595 for the six months ended June 30, 2000.

         Sales growth in the first six-month period of 2001 was a disappointing 5.2%. The slow growth during this period was weather related as Ontario was experiencing a harsh winter, which extended its influence into early spring. The first quarter of 2000 in comparison was relatively mild and as a result revenue recognition in that period was better than expected.

COST OF GOODS SOLD

         Cost of Goods Sold for the six months ended June 30, 2001 was $4,211,368 or 88.1% of sales as compared to $4,287,589 or 95.1% of sales for the six months ended June 30, 2000.

         The decrease in cost of goods sold as a percentage of sales is due to better purchasing of materials and increased efficiency.

GENERAL AND ADMINISTRATIVE EXPENSE

         General and administrative expense for the six months ended June 30, 2001 increased $114,535 or 30.8% to $486,581 from $372,046 for the six months ended June 30, 2000. Administrative salaries increased during the six months ended June 30, 2001 due to the hiring of a Chief Financial Officer. The increase in professional service fees is related to the costs associated with the registration of Alfa with the Securities and Exchange Commission.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expense for the six months ended June 30, 2001 increased $49,385 or 58.1% to $134,365 from $84,980 for the six months ended June 30, 2000.

         Depreciation and amortization expense increases can be associated with the requirement of additional light and heavy construction equipment brought on by increased work volume in the same period.

PROVISION FOR INCOME TAXES

         The provision for income taxes has increased $114,670 to $57,595 for the nine months ended September 30, 2001 from a recovery of taxes of $57,075 for the nine months ended September 30, 2000 due to the adjustment of deferred taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", for the higher tax rate that Alfa will be required to pay once it becomes a "public" reporting company.

NET LOSS

         The net loss for the six months ended June 30, 2001 decreased $24,693 or 11.1% as compared to the six months ended June 30, 2000, due to the factors discussed above.

YEAR ENDED DECEMBER 31, 2000 ("2000 OPERATING YEAR") COMPARED WITH YEAR ENDED DECEMBER 31, 1999 ("1999 OPERATING YEAR")

SALES

         Sales for 2000 increased $2,565,786 or 35.2% to $9,862,552 from
$7,296,766 for 1999.

         Sales growth was chiefly driven by increased activities in the residential subdivision-servicing group. This increase in volume substantially exceeded overall market performance for the same period. Our market intelligence indicated that revenue opportunities in the region increased by less than 10%.

COST OF GOODS SOLD

Cost of Goods Sold for 2000 was $8,682,333 or 88.0% of sales as compared to $6,296,389 or 86.3% of sales for 1999. The increase is related to higher raw materials costs during 2000.

GENERAL AND ADMINISTRATIVE EXPENSE

         General and administrative expense for 2000 increased $134,758 or 18.9% to $846,081 from $711,323 for 1999.

         This increase can be attributed to the addition of management and administration staff to support growth in the natural gas and lateral services groups.

DEPRECIATION AND AMORTIZATION

         Depreciation and amortization expense for 2000 decreased $65,811 or 23.8% to $211,036 from $276,847 for 1999.

         The decrease was primarily due to the fact that in 1999, Alfa wrote off organization costs of $117,973 due to a new accounting pronouncement. There was no such write off in 2000. This was offset by additional depreciation on the light and heavy construction equipment purchased during 2000 to accommodate the increased work volume in 2000 over 1999.

INTEREST EXPENSE

         Interest expense net of interest income for 2000 increased $65,832 to $103,524 from $37,692 in 1999. The increase is due to an increase in the weighted average debt outstanding during 2000.

NET INCOME

         Net income for 2000 increased $39,103 as compared to 1999, due to the factors discussed above.

CAPITAL RESOURCES AND LIQUIDITY

NINE MONTHS ENDED SEPTEMBER 30, 2001 COMPARED WITH NINE MONTHS ENDED SEPTEMBER 30, 2000

         Alfa's cash flow from operations was $368,519 and $71,476 for the nine months ended September 30, 2001 and 2000, respectively. The increase is mainly due to better management of inventory and accounts payable. This was offset by an increase in accounts receivable due to an increase in sales.

         Cash used in investing activities was $229,238 and $424,921 for the nine months ended September 30, 2001 and 2000, respectively. The decrease is mainly due to the fact that no advances were made to related parties in the nine months ended September 30, 2001.

         Cash used in financing activities was $139,283 for the nine months ended September 30, 2001. Cash provided by financing activities was $353,444 for the nine months ended September 30, 2000. The change is due to net borrowings in the nine months ended September 30, 2000 and payments on borrowings in the nine months ended September 30, 2001.


SIX MONTHS ENDED JUNE 30, 2001 COMPARED WITH SIX MONTHS ENDED JUNE 30, 2000

         Alfa's cash used in operations was $70,791 and $130,277 for the six months ended June 30, 2001 and 2000, respectively. The decrease is mainly due to better management of inventory and accounts payable. This was offset by an increase in accounts receivable due to an increase in sales.

         Cash used in investing activities was $141,462 and $160,684 for the six months ended June 30, 2001 and 2000, respectively. The decrease is due to the fact that no advances were made to related parties in the six months ended June 30, 2001. This was offset by higher purchases of property, plant and equipment in the six months ended June 30, 2001, which were needed for the increased business.

         Cash provided by financing activities was $212,253 and $290,960 for the six months ended June 30, 2001 and 2000, respectively. The decrease was due to lower net borrowings for the period ended June 30, 2001.

YEAR ENDED DECEMBER 31, 2000 ("2000 OPERATING YEAR") COMPARED WITH YEAR ENDED DECEMBER 31, 1999 ("1999 OPERATING YEAR")

         Alfa's cash flow from operations was $565,150 and $164,183 for the year ended December 31, 2000 and 1999, respectively. The increase is mainly due to an increase in inventories and accounts payable to accommodate the increase in sales. This was offset by a decrease in accounts receivable due to better collections.

         Cash used in investing activities was $921,468 and $297,923 for the years ended December 31, 2000 and 1999, respectively. The increase is due to additional advances made to related parties in the year ended December 31, 2000. In addition, there were higher purchases of property, plant and equipment in the year ended December 31, 2000, which were needed for the increased business.

         Cash provided by financing activities was $356,316 and $133,743 for the year ended December 31, 2000 and 1999, respectively. The increase was due to increased net borrowings for the year ended December 31, 2000.

         The large increase in accounts receivable from December 31, 2000 to September 30, 2001 is due to an increase in sales of $1.3 million for the quarter ended September 30, 2001 as compared to the quarter ended December 31, 2000. This increase is due to the cyclical nature of Alfa's business as well as increased volume as previously discussed.

         Inventory has steadily decreased from $570,000 at December 31, 2000 to $331,000 at June 30, 2001 to $296,000 at September 30, 2001. This reduction is due to management's concerted effort to improve working capital. Management is accomplishing this through better use of just-in-time inventory. Whenever possible, inventory is being delivered directly to the construction site rather than being stored in the warehouse for a period of time prior to use at the construction site.

         Similarly, there has been a progressive increase in the accounts payable balance. The accounts payable balance increased from $1.6 million at December 31, 2000 to $3.0 million at September 30, 2001. This has been accomplished by an extension of payment terms on vendor payables. In addition, due to the cyclical nature of Alfa's business, accounts payable tends to be higher at September 30 compared to December 31 as Alfa is finishing its busiest season at September 30.


         Alfa currently has a Revolving Demand Credit Facility in the amount of the lesser of $1 million (CDN) or 80% of the receivables value, as defined in the credit agreement, (of which $249,652 was outstanding as of September 30, 2001). The loan could have been increased to $1.15 million (CDN) between October 31, 2000 and February 28, 2001. The loan bears interest at the prime rate plus 1% if the loan is under $1 million (CDN) and at the prime rate plus 1.25% if the loan is over $1 million (CDN). Alfa also must pay an administration fee of $50 monthly.

         The Credit Facility is renewable yearly. Interest only is payable monthly on the Facility. The Facility is secured by all assets of Alfa, various insurance policies and a personal guarantee of one of the directors of Alfa.

         The Credit Facility contains various covenants pertaining to the maintenance of net worth, direct borrowings, leverage and liquidity requirements. At September 30, 2001, June 30, 2001 and December 31, 2000, Alfa was not in compliance with certain covenants. Under the terms of the agreement, the bank may call the loan if Alfa is in violation of any restrictive covenant. Alfa has not obtained a waiver from the bank. Accordingly, the entire amount of the borrowings has been included in current liabilities. The management of Alfa has the means and the willingness to refinance the debt should demand for payment be made.

INFLATION

         Alfa does not believe its operations have been materially affected by inflation. Inflation is not expected to have a material future effect.

PART I   ITEM I-3.         PROPERTY (Regulation S-B, Item 102)

         Alfa's headquarters offices and operational facilities, including its supplies warehouse, are located at 396 Chrislea Road, Woodbridge, Ontario L4L 8A8. They total approximately 12,500 square feet, of which 3,000 square feet comprise the offices. The property is occupied under a short-term renewable lease. Rent of $5,000 is payable each month. The lease is from an unrelated third party. The lease expires in May of 2002. It is renewable at the option of the lessee for a 12-month period at a rental of $5,350.

         Alfa's offices and services facilities were last generally refurbished for operational efficiency in 1999. Specific improvements are and will be added as needed for the expansion of operations. They are deemed to be suitable and adequate for Alfa's present and proposed needs.

         Alfa carries on its Balance Sheet as of September 30, 2001 depreciated Property and Equipment totaling $1,391,565, most of which is contractor's equipment and automotive equipment, accounting for approximately 28% of Total Assets. The equipment is collateral security for Alfa's Long Term Debt (Lien Notes) and its Demand Loan, which aggregate $1,094,596 at September 30, 2001. Alfa leases contractor's equipment under leases expiring at various dates through 2005. Operating lease rentals were $78,366 and $73,651 for the six months ended June 30, 2001 and 2000, respectively, and $46,819 and $33,059 for the years ended December 31, 2000 and 1999, respectively. Additional construction equipment valued at $168,066 was leased in the third quarter of 2001 under capital leases expiring in 2004. Annual rentals are $57,390. See Notes D, E, F, G, and K to the June 30, 2001 Balance Sheet, at pages F-15 to F-19


PART I   ITEM I-4.         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
                           MANAGEMENT  (Regulation S-B, Item 403)

STOCK OWNERSHIP

         The following table sets forth certain information as of the most recent practical date, March 7, 2002, concerning the beneficial ownership of each class of equity securities of Alfa or any parent or subsidiary corporation with respect to (i) each person or group (defined in Securities Exchange Act of 1934 Section 13(d)(3)) known by Alfa to own beneficially more than 5% of the outstanding shares, (ii) each of Alfa's Directors (and nominees) and executive officers, and (iii) all Directors and executive officers as a group. Unless otherwise indicated, each of the stockholders has sole voting and investment power with respect to the shares beneficially owned. Common Stock of Alfa is the only outstanding equity security so owned.

NAME AND ADDRESS                        NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED        PERCENTAGE (1)
-------------------                     ------------------        --------------

Joseph Alfano                              12,200,000                 53.5%
Director, President and CEO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

Robert Simone                                 None                       -0-
Director, V.P. Finance and CFO
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

Anthony Sanginesi                            None                        -0-
Director, V.P. Operations and COO,
General Manager
396 Chrislea Road
Woodbridge, Ontario Canada
L4L 8A8

All Directors and Executive
Officers as a group                        12,200,000                 53.5%

(1) Based on 22,803,058 shares of Common Stock issued and outstanding. 4,000,000 shares of Alfa (Delaware) Common Stock are issuable pursuant to a Conversion Option granted to the former corporate holders of its subsidiary Alfa (Canada), which corporations are controlled by Mr. Alfano.


SEE "CONVERSION OPTION" UNDER "PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS" for information about a 4,000,000 share conversion option held by two corporations controlled by Mr. Alfano.

CHANGE IN CONTROL ARRANGEMENTS

           No arrangements are known to the registrant (Alfa), including any pledge of stock by the registrant or any parent corporation, which could change control of the registrant, which could change control of the registrant, except that it is theoretically possible under extremely unlikely conditions, that the majority shareholder's common stock percentage could be diluted to 50% or less by issuance of 4,000,000 conversion shares. Also, Alfa may issue on a private (exempt) basis restricted (not freely transferable) debt or equity securities which may include or be convertible into Common Stock. A Form SB-2 Registration Statement is planned, but is intended to cover only resales of currently outstanding "public float" stock. The amount, timing and other terms of such issues cannot be predicted at this time, but might be substantial. SEE "CONVERSION OPTION" AND "POSSIBLE PRIVATE STOCK ISSUES FOR CASH OR ACQUISITIONS" AND "PROPOSED FORM SB-2 REGISTRATION STATEMENT" UNDER PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS".

PART I   ITEM I-5.         DIRECTORS AND EXECUTIVE OFFICERS
                           (Regulation S-B, Item 401)

MANAGEMENT EXPERIENCE

         Information with respect to the Directors and executive officers of Alfa is set forth below. Unless otherwise indicated below: There are no other nominees to become Directors of the registrant (Alfa Utilities Services, Inc., Delaware), all Directors serve annual terms until the following annual meeting of shareholders and their successors are elected, qualify and assume office, and there is no arrangement or understanding with Mr. Alfano or others for the selection of any Director or officers. All Directors and officers have served in their positions since mid - 2001 after Mr. Alfano acquired a majority of Alfa's stock. There are no family relationships among such persons by blood, marriage or adoption, not more remote than first cousin. There are no other key employees generally equivalent to executive officers who make significant contributions to the business, such as production managers, sales managers or research scientists. No Director holds a directorship in a publicly reporting company or registered Investment Company (or complex). None of the legal proceedings disclosable as to such persons or control persons occurred in the last 5 years. See PART II ITEM II-2 "LEGAL PROCEEDINGS" herein.

NAME                        AGE          POSITION

Joseph Alfano               37          President  & Chief Executive Officer,
                                        Director

Robert Simone               33          Vice President Finance & CFO,
                                        Director

Anthony Sanginesi           49          Vice President Operations & COO,
                                        General Manager, and Director

JOSEPH ALFANO

         Mr. Alfano has more than 16 years experience in infrastructure design and construction. From 1987 to 1993, he was general manager of Maple Paving Products Ltd., a wholly owned subsidiary of Ontario Paving Company Limited, once one of Toronto's largest construction companies. He was responsible for design, construction, operations and quality control of plant facilities in asphalt and concrete manufacturing and recycling. He also was responsible for design licensing, and operation of gravel pits. In 1988 he founded and in 1994 he took over active management of Ontario Power Contracting Limited and set out to be a strategic partner with Ontario Paving, offering total solutions in residential and industrial land development servicing. Mr. Alfano has grown Ontario Power to be known in the Greater Toronto Area as one of the "The Big Three" underground electrical utility contracting firms. Mr. Alfano is a graduate of Ryerson Polytechnical Institute, where his studies focused on Civil Engineering. Mr. Alfano is a Director of the Utility Contractors Association of Ontario.

ROBERT SIMONE

           Mr. Simone has more than 10 years of Finance sector experience (1990 to 2001). He enjoyed progressive roles for financial services organizations such as Royal Bank of Canada (1992 - 1996), Toronto Dominion Bank (1996 to 1998), MCAP Financial at Mutual Capital Corp. (commercial real estate lending) (1998), Newcourt Credit Group at Dell Financial Services, Inc. (leasing) (1998 to 2000), and Compaq Financial Services (2000 to 2001). As a Director of Business Development and Sales with both Newcourt and Compaq Financial Services, Mr. Simone was responsible for the negotiation and execution of financing agreements with fortune 500 companies as well as large public sector entities in both Canada and abroad. His focus has been in the areas of debt finance, lease finance, operations, business development, and human resources management. Mr. Simone received an MBA in his 1993 - 1997 studies at Wilfrid Laurier University, at Waterloo, Ontario Canada, where he focused on Finance and Marketing. He also completed his Bachelor of Arts in History and Political Theory in 1990 at the University of Toronto.

ANTHONY SANGINESI, C.E.T.:

Mr. Sanginesi has more than 26 years of experience in the electrical utility business. He started his career as a design technician with North York Hydro (1975 to 1980). He also enjoyed progressive roles with Markham Hydro and the Vaughan Hydro Electric Commission. In 1987, Mr. Sanginesi held the position of Design Supervisor - Underground Section of Markham Hydro. He was responsible for overseeing the design and construction of all electrical plant installations. In 1997, Mr. Sanginesi moved to Ontario Power Contracting Limited and holds the position of General Manager. Mr. Sanginesi is responsible for managing and overseeing day-to-day operations, contract negotiations, project estimating and major materials purchasing. He is a member of the Ontario Association of Certified Engineering Technicians and Technologists, and is a Director of the Utility Contractors Association of Ontario. Mr. Sanginesi is a graduate of Seneca College in Engineering Drafting, at Toronto, Ontario Canada.

LIABILITY LIMITATION AND INDEMNIFICATION

         Alfa's Restated Certificate of Incorporation and By-Laws provide for limitation of the liability of Directors to Alfa and its stockholders, and for indemnification of Directors, Officers, Employees and Agents of Alfa, respectively, to the maximum extent permitted by the Delaware General Corporation Law. SEE PART II, ITEM II-5 "INDEMNIFICATION OF DIRECTORS AND OFFICERS," herein.


PART I   ITEM I-6.         EXECUTIVE COMPENSATION
                           (Regulation S-B, Item 402)

         For the indicated fiscal years ending December 31, the executive officers of Alfa received cash and cash equivalent plan and non-plan compensation for all services in all capacities to it and its subsidiaries, as follows:

SUMMARY COMPENSATION TABLE

         There were no long-term compensation awards (such as stock awards or appreciation rights) or payouts (such as long term incentive plans). All amounts were converted from Canadian Dollars at a rate of $1.65 CDN per USD.

NAME AND                                             ANNUAL COMPENSATION
PRINCIPAL POSITION            YEAR              SALARY     BONUS         OTHER
------------------            ----              ------     -----         -----

Joseph Alfano                 1999             $78,000      $0             $0
President,                    2000             $78,000      $0             $0
Chief Executive Officer       2001             $78,000      $0             $0

Robert Simone                 2001             $97,500      $0             $0
Secretary - Treasurer,
VP Finance and CFO

Anthony Sanginesi             1999             $65,000      $1,800         $0
VP Operations,                2000             $65,000      $0             $0
GM and COO                    2001             $65,000      $0             $0

All amounts in the above table represent annual salaries. The actual compensation paid to Mr. Simone in 2001 was $48,750.

OPTION / SAR GRANTS

         In the last fiscal year there were no grants of stock options or stock appreciation rights.

OPTION / SAR EXERCISES AND YEAR END VALUES

         In the last fiscal year there were no exercises of stock options or stock appreciation rights, and none were outstanding and unexercised at year-end.

LTIP AWARDS

         In the last fiscal year there were no awards made under any long-term incentive plans.

DEFINED BENEFIT OR ACTUARIAL PLANS

         There is no defined benefit or actuarial plan by which retirement or other benefits are determined primarily by final or average compensation and years of service. All employees of Alfa Utility Services, Inc. are offered a standard benefits program, which includes prescription, dental and long-term disability coverage. In addition to these benefits, Alfa Utility Services, Inc. matches employee RRSP (Retirement Savings Plan) contributions to a maximum of 2% of their base salary. The provider for this service is Sun Life Canada.

COMPENSATION OF DIRECTORS

         No Director is compensated for services on the Board or a Committee or special assignment under standard or any other arrangements (such as consulting arrangements), unless otherwise described herein.

NO EMPLOYMENT OR SEVERANCE ARRANGEMENTS; REASONABLE EXPENSES ARE REIMBURSED.

         Except as indicated above, no person has a written or oral employment contract or severance compensation arrangement (aggregating over $100,000) for retirement or any other termination of employment with Alfa or its subsidiaries, for a change in control, or for a change in responsibilities after a change in control. Officers and Directors are reimbursed for out-of-pocket business expenses. So long as the expenses are reasonable and accounted for to the satisfaction of the Board of Directors, there is no predetermined limitation on the amount which may be reimbursed.

REPRICING OF OPTIONS / SARS.

         In the last fiscal year the registrant, while a reporting company under the Securities Exchange Act of 1934 Section 13(a), did not reprice (by any means) outstanding stock options for the named executive officers.

NO BENEFIT PLANS; STOCK OPTION PLAN MAY BE ADOPTED.

         As indicated above, at the present time Alfa has no option, severance, retirement, pension, profit sharing, or similar programs for the benefit of its employees. Alfa expects to adopt a stock option plan pursuant to which options can be granted to key employees, officers, directors and consultants of Alfa. The number of shares and other terms have not been determined, and will be set by the Board of Directors based on its analysis of Alfa's need for such incentives. There currently are no issued or outstanding options, warrants or rights granted to any Director, officer, employee or consultant of Alfa.


PART I   ITEM I-7.         CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
                           (Regulation SB, Item 404)

         (A) Alfa's subsidiary Ontario Power Contracting Limited was acquired as of May 31, 2001 from two corporate shareholders controlled by Joseph Alfano, who then became Alfa's President, Director and 53.5% shareholder. The selling shareholders were issued Class A Preference Shares of an Alfa subsidiary, which shares have a $625,000 liquidation preference, and a conversion option for 4,000,000 Common Shares of Alfa restricted stock. See "CONVERSION OPTION" under
PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDERS MATTERS" herein. (B) In the latter part of 2000 Ontario Power had made a $238,750 unsecured, non-interest bearing loan to one of those corporate shareholders, Carmine Industries, Ltd., owned by Mr. Alfano. The loan is scheduled for repayment by the third quarter of 2002. (C) Sales for the year ended December 31, 2000 included $123,200 to Limehouse Clay Products, Ltd. (an Ontario corporation), owned by Mr. Alfano. See Note I to the June 30, 2001 Balance Sheet, at page F-17.

         Alfa's Board of Directors has not made a formal policy determination on related party transactions, which have been helpful to Alfa/Ontario on occasion. If an instance of proposed advantageous dealings is presented to the Board, it will be evaluated for fairness to Alfa. It will not be rejected simply because it involves a related party or a potential conflict of interest. Future related party sales or purchases also are intended to be at prices and on other terms which are deemed fair and equitable to Alfa, and comparable to those in dealings with unrelated parties.


PART I   ITEM I-8.  DESCRIPTION OF SECURITIES
                    (Regulation S-B, Item 202)

GENERAL.

         Alfa's authorized capitalization is 50,000,000 shares of Common Stock, $.001 par value per share, of which 22,803,058 shares are currently issued and outstanding. Holders of shares of Common Stock are entitled to one vote per share on matters to be voted upon by the stockholders, to receive dividends when and if declared by the Board of Directors of Alfa, and to share ratably in the assets of Alfa legally available for distribution to stockholders in the event of liquidation or dissolution of Alfa.

         The Common Stock has no pre-emptive rights and no subscription, redemption or conversion privileges. Holders of the stock do not have cumulative voting rights, which absence means that the holders of more than one-half of the shares voting for the election of Directors can elect all of the Directors. All of the outstanding shares are fully paid and not liable for further call or assessment. There are no outstanding warrants or options for the purchase of any shares of Alfa's Common Stock, except that 4,000,000 restricted shares are issuable as described below under "CONVERSION OPTION" in PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS".

         Olde Monmouth Stock Transfer Company, Inc. at 77 Memorial Parkway, Suite 101, Atlantic Highlands, New Jersey 07716 is the Registrar and Transfer Agent for Alfa's Common Stock.

         Certain provisions of the Delaware General Corporation Law ("Delaware Law") and of Alfa's By-Laws summarized in the following paragraphs, may be considered to have an anti-takeover effect. That is, they may delay, deter or prevent a tender offer, proxy contest or other takeover attempt that a stockholder might consider to be in such stockholder's best interest, including such an attempt as might result in payment of a premium over the market price of shares held by stockholders.

DELAWARE ANTI-TAKEOVER LAW.

         Alfa, as a Delaware corporation, is subject to the provisions of Delaware Law, including Section 203. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of a transaction in which such person became an interested stockholder unless: (i) prior to such date the Board of Directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; or (ii) upon becoming an interested stockholder, the stockholder then owned at least 85% of the voting stock, as defined in Section 203; or (iii) subsequent to such date, the business combination is approved by both the Board of Directors and the holders of at least 66 2/3% of the corporation's outstanding voting stock, excluding shares owned by the interested stockholder. For these purposes the term "business combination" includes mergers, asset sales and other similar transactions with an "interested stockholder." An "interested stockholder" is a person who, together with affiliates and associates, owns (or within the prior three years did own) 15% or more of the corporation's voting stock. Although Section 203 permits a corporation to elect not to be governed by its provisions, Alfa to date has not made such an election.

SPECIAL MEETINGS OF STOCKHOLDERS.

         Alfa's By-laws provide that special meetings of stockholders may be called only by the President, by request of a majority of the Board of Directors, or by the Secretary upon the written request of the holders of not less than 25% of the shares of stock outstanding and entitled to vote at the meeting. These provisions may make it more difficult for stockholders to take action opposed by the Board of Directors.

                                     PART II

PART II  ITEM II-1.   MARKET FOR COMMON  EQUITY AND RELATED STOCKHOLDER MATTERS
                      (Regulation S-B, Item 201)

MARKET INFORMATION

           As of date hereof there is no established U.S. or Canadian or other public trading market and there cannot be any guarantee that a market will develop and be sustained for Alfa's Common Stock, the only class of equity securities that Alfa has authorized, issued and outstanding. There are no options or warrants to purchase, or securities convertible into, the common stock except that 4,000,000 restricted shares are issuable as described below under "CONVERSION OPTION". Alfa has not agreed to register any of its shares for sale by holders, under the U.S. Securities Act of 1933 or otherwise.

           There are 10,603,058 shares (46.5%) of Alfa's outstanding stock, not owned by Alfa's officers, directors or over 5% shareholders, referred to as the "public float". Most of those shares had been issued in mid-1995 to Alfa's former major owner, Edward M. Slessor, a Canadian. In the last half of 1997 due to health reasons and failure of the Company to achieve funding for its operations, Mr. Slessor made gifts in amounts up to 750,000 shares to 22 past and current employees, suppliers and friends. After this Form 10-SB Registration Statement has been effective for 90 days, those shares are freely tradable and available for resale without conditions or restrictions under Rule 144 under that Act and/or other exemptions, according to the terms thereof as formerly interpreted. However, by its No. 00-49 Notice to Members (broker dealers) the National Association of Securities and Exchange Dealers ("NASD") announced a U.S. Securities and Exchange Commission ("SEC") January 21, 2000 Interpretive Letter. The NASD told broker dealers the SEC Letter administratively declared it would no longer recognize the free trading status of shares issued by "blank check" (shell) companies to promoters or affiliates. The SEC therefore regards such persons and their transferees as statutory "underwriters" and requires registration under the Securities Act of 1933 of their shares prior to resale, Rule 144 not being available despite "technical compliance" with its exemption provisions. Accordingly, Alfa intends to file a Form SB-2 Registration Statement for resale of such shares, rather than contest the SEC's position change. SEE "PROPOSED FORM SB-2 REGISTRATION STATEMENT", BELOW.


         No common stock is being or proposed to be publicly offered by the registrant (Alfa) other than pursuant to an employee benefit plan or dividend reinvestment plan (if and when adopted), the offering of which could have a material effect on the market price.

         Alfa is unable to predict when or to what extent any such securities will be sold under Rule 144 or otherwise. The availability of shares for sale or the public sale of large amounts of Alfa's Common Stock could have a significant adverse effect upon the market price of the Common Stock and upon Alfa's ability to sell additional securities publicly.

         Alfa has filed a Form 211 Information Statement application with the National Association of Securities Dealers (NASD) and anticipates that its securities will be traded on the NASDAQ Bulletin Board.

HOLDERS

         There are approximately 2,061 stockholders of record of the Common Stock of Alfa per the records of Alfa's transfer agent, Olde Monmouth Stock Transfer Company, Inc. of Atlantic Highlands, New Jersey.

DIVIDENDS

         Alfa has not declared or paid dividends on its Common Stock during the existence of Alfa and of its direct and indirect subsidiaries or predecessor companies. Alfa intends to declare and pay dividends in the future, subject to Alfa's achieving such net income and cash flow levels as may be established by Alfa's Board of Directors. The actual dividends declared at the discretion of the Board of Directors will depend on a number of factors including future earnings, working capital requirements, and the cash flow of Alfa. As to a subsidiary's $37,500 Class A Preference Shares dividend, see "CONVERSION OPTION" below.

EQUITY COMPENSATION PLAN.

         The registrant has no securities authorized for issuance under any equity compensation plan. However, the Board intends to consider a stock option or incentive plan when conditions appear to be appropriate. The amount and terms of such issuances cannot be determined or predicted at this time, but might be substantial.

CONVERSION OPTION.

           Due to Canadian capital gains tax law, the acquisition as of May 31, 2001 by Alfa Canada of its operating subsidiary Ontario Power Contracting Limited involved the issuance to Ontario's two corporate shareholders of 1,000 of Alfa Canada's Class A Preference Shares (nonvoting). To allow future simplification of such capitalization (to facilitate stock sales or corporate acquisitions), an Option Agreement was entered into to allow the Class A conversion into 4,000,000 restricted shares of Alfa Delaware Common Stock. Alfa's Financial Statements reflect earnings per share on a fully diluted basis as if the 4,000,000 shares are outstanding. Until converted, the Class A Preference Shares bear a 6% non-cumulative dividend totaling $60,000 CDN per year (or $37,500 US at a currency translation ratio of 1.6 CDN to 1 USD), and would be entitled to a liquidation preference or redemption price at the shareholder's election (on 30 or more days notice) of $1,000,000 CDN ($625,000
USD). Such 1,000 Class A Preference shares are held in equal amounts by Carmine Industries, Ltd. and 815748 Ontario Limited, both Ontario corporations controlled by Alfa's majority shareholder and President, Joseph Alfano.

POSSIBLE PRIVATE STOCK ISSUES FOR CASH OR ACQUISITIONS

         Alfa may issue debt or equity securities which may include or be convertible into Common Stock. It is intended that such issues of restricted securities (not freely transferable) will be on an exempt, private placement basis. The amount, timing, prices, ratios for conversion (if any), voting rights (if any), interest rates or dividend and redemption/liquidation rights (if any) and other terms of such issues cannot be predicted, but might possibly be substantial. Alfa has been engaged in negotiations with possible acquisition targets in the Southern United States, and has been indirectly approached for a possible issuance of its stock for cash. As of March 15, 2002, discussions are in the early stages, with no execution of letters of intent or memoranda of understandings or similar documents, and with no oral agreements or understandings on specific terms.

PROPOSED FORM SB-2 REGISTRATION STATEMENT

         Alfa plans to file in April 2002 with the U.S. Securities and Exchange Commission ("SEC") a Form SB-2 Registration Statement. Such registration is intended to cover only resales of 10,603,058 shares (46.5%) of Alfa's outstanding Common Stock, not owned by Alfa's officers, directors and over 5% shareholders. Such shares are referred to as the "public float". Such resales are being registered due to an SEC administrative interpretation change effectively revoking the free trading status of such shares despite "technical compliance" with Rule 144 or other exemptions. See "MARKET INFORMATION" above. The registration is intended to restore the tradability of the shares in the eyes of the SEC and reduce or eliminate the potential liabilities of resellers as statutory "underwriters" who may be deemed by the SEC to be "engaged in a public distribution". No guarantee can be given as to when (or if) the SEC will declare the registration effective, or whether it may impose burdensome conditions or disclosures as to such resales.

PART II  ITEM II-2.  LEGAL PROCEEDINGS  (Regulation S-B, Item 103)

         Neither Alfa, nor any of its direct and indirect subsidiaries, is a party to, nor is the property or business of any of them the subject of, any material pending legal proceeding or threatened governmental legal proceeding, nor is any of their over 5% shareholders, affiliates, officers or directors, an adverse party to (nor do they have an adverse interest in) such pending proceedings.


PART II  ITEM II-3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
                      ACCOUNTING AND FINANCIAL DISCLOSURE
                     (Regulation S-B, Item 304)


                                 NOT APPLICABLE


PART II  ITEM II-4.  RECENT SALES OF UNREGISTERED SECURITIES
                     (Regulation S-B, Item 701)

         Within the past three years the following securities were sold, which were not registered under the U.S. Securities Act of 1933:

         Effective as of the close of business on May 31, 2001, Alfa concluded the sale of 12,000,000 shares to Joseph Alfano in exchange for transfer of all Common shares of Alfa Utility Services, Inc., a Canadian corporation, as Alfa Delaware's subsidiary, with Ontario Power Contracting Limited as Alfa Canada's subsidiary. An option also was agreed upon as of May 31, 2001 for Alfa's issuance of 4,000,000 restricted shares to two former corporate shareholders of Ontario Power Contracting Limited upon their conversion of Alfa Canada's 1,000 Class A Preferred Shares. See PART II ITEM II-1 "MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS". Mr. Alfano also acquired 200,000 shares in a private purchase. The U.S. Securities Act of 1933 was deemed not applicable to the issuance and other acquisition of shares because Mr. Alfano was a citizen and resident of and located in Canada and the registrant (Alfa) had its offices in Canada and executed in Canada the authorizing Consent and Option Agreement for the issuance; also, the private acquisition of shares occurred in Canada.

PART II  ITEM II-5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS
                       (Regulation S-B, Item 702)

         Alfa's Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws as amended (the "By-laws") provide for limitation of the liability of the Directors to Alfa and its stockholders and for indemnification of Directors, officers, employees and agents of Alfa, respectively, to the maximum extent permitted by the Delaware General Corporation Law ("Delaware Law").

         The Certificate of Incorporation provides that the Directors are not liable to Alfa or its stockholders for monetary damages for breaches of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to Alfa or its stockholders; (ii) for acts of or omissions not in good faith or which involved intentional misconduct or a knowing violation of law; (iii) for dividend payments or stock repurchases in violation of Delaware Law (iv) for any transaction from which the Director derived any improper personal benefit.

         The By-laws include provisions by which Alfa will indemnify its officers and Directors and other persons against expenses, judgments, fines and amounts paid in settlement with respect to threatened, pending or completed suits or proceedings against such persons by reason of serving or having served Alfa as officers, Directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, lawfully or in the best interests of Alfa. With respect to matters as to which Alfa's officers, Directors, employees, agents or other representatives are determined to be liable for misconduct or negligence in the performance of their duties, the By Laws provide for indemnification only to the extent that Alfa determines that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of Alfa.

                                    PART F/S




                           ALFA UTILITY SERVICES, INC.
                            (A DELAWARE CORPORATION)
                           Woodbridge, Ontario Canada

                  --------------------------------------------
                                FINANCIAL REPORTS
                                       AT
                               SEPTEMBER 30, 2001
                  --------------------------------------------

ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


TABLE OF CONTENTS
--------------------------------------------------------------------------------


Interim Independent Accountant's Report on Unaudited Interim
     Financial Data                                                          F-1

  Consolidated Balance Sheet at September 30, 2001 (Unaudited)
     and December 31, 2000                                                   F-2

  Consolidated Statement of Changes in Stockholders' Equity
     for the Six and Nine Months Ended September 30, 2001
     and 2000 (Unaudited)                                                  F-3-4

  Consolidated Statement of Operations and Comprehensive
     Income for the Three and Nine Months Ended
     September 30, 2001 and 2000 (Unaudited)                                 F-5

  Consolidated Statement of Cash Flows for the
     Nine Months Ended September 30, 2001 and 2000 (Unaudited)               F-6

Independent Auditor's Report                                                 F-7

  Consolidated Balance Sheet at June 30, 2001,
     December 31, 2000 and 1999                                              F-8

  Consolidated Statement of Changes in Stockholders'
     Equity for the Six Months Ended June 30, 2001 and
     2000 and for the Two Years Ended December 31, 2000                   F-9-10

  Consolidated Statement of Operations and Comprehensive
     Income for the Six Months Ended June 30, 2001 and
     2000 and for the Two Years Ended December 31, 2000                     F-11

  Consolidated Statement of Cash Flows for the Six
     Months Ended June 30, 2001 and for the Two Years
     Ended December 31, 2000                                                F-12

Notes to Financial Statements                                            F-13-18

                         INDEPENDENT ACCOUNTANT'S REPORT



To the Board of Directors
Alfa Utility Services, Inc.
(A Delaware Corporation)
Woodbridge, Ontario Canada


         We have reviewed the accompanying consolidated balance sheet of Alfa Utility Services, Inc. (A Delaware Corporation) as of September 30, 2001, and the related consolidated statements of operations, changes in stockholders' equity for the three months and nine months ended September 30, 2001 and cash flows for the nine months ended September 30, 2001. All information included in these financial statements is the responsibility of the management of Alfa Utility Services, Inc.

         We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

         Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with the generally accepted accounting principles.

         We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheet (presented herein) of Alfa Utility Services, Inc. as of December 31, 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated August 30, 2001 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated balance sheet as of September 30, 2001 is fairly stated, in all material respects in relation to the consolidated balance sheet from which it has been derived.






/s/ Rotenberg & Co., LLP
------------------------
Rotenberg & Co., LLP
Rochester, New York
  November 12, 2001



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada

BALANCE SHEET
============================================================================================-
                                                             September 30,     December 31,
                                                                      2001             2000
                                                                (Unaudited)
--------------------------------------------------------------------------------------------

ASSETS

Current Assets
Accounts Receivable - Net of Allowances                        $ 3,023,467    $ 1,735,448
Inventories                                                        296,026        570,826
Income Taxes Receivable                                                 28            674
Prepaid Expenses and Deposits                                      127,614         80,158
--------------------------------------------------------------------------------------------

Total Current Assets                                             3,447,135      2,387,106

Property and Equipment - Net of Accumulated Depreciation         1,391,565      1,289,512

Other Assets
Due from Related Parties                                           208,062        219,063
--------------------------------------------------------------------------------------------

Total Assets                                                   $ 5,046,762    $ 3,895,681
============================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Demand Loan                                                    $   249,652    $   305,003
Capital Lease Payable - Due Within One Year                         54,004           --
Long-Term Debt - Due Within One Year                               247,382        247,112
Deferred Income Taxes - Due Within One Year                         94,122         80,631
Accounts Payable and Other Accrued Expenses                      2,968,573      1,646,699
--------------------------------------------------------------------------------------------
Total Current Liabilities                                        3,613,733      2,279,445

Other Liabilities
Capital Lease Payable - Due After One Year                          98,073           --
Long-Term Debt - Due After One Year                                597,562        730,953
Deferred Income Taxes - Due After One Year                          87,781         31,848
--------------------------------------------------------------------------------------------

Total Liabilities                                                4,397,149      3,042,246
--------------------------------------------------------------------------------------------

Stockholders' Equity
Common Stock - $.001 Par; 50,000,000 Shares Authorized;
                           22,803,058 Issued and Outstanding        22,803         22,803
Additional Paid-In Capital                                          95,445         95,445
Retained Earnings                                                  666,342        835,681
Accumulated Other Comprehensive Loss                              (134,977)      (100,494)
--------------------------------------------------------------------------------------------

Total Stockholders' Equity                                         649,613        853,435
--------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                     $ 5,046,762    $ 3,895,681
============================================================================================


    The accompanying notes are an integral part of this financial statement.

                         See Accountant's Review Report




ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
====================================================================================================================================
                                                        Common                                  Accumulated
                                                         Stock      Additional                    Other         Total
                                         Number of     $.001 Par     Paid-In      Retained    Comprehensive   Stockholders'
                                           Shares        Value       Capital      Earnings        (Loss)        Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1999 (Unaudited)    22,803,058   $   22,803   $   95,445   $  832,314    $  (73,592)   $  876,970

Net Loss for the Period                        --           --           --       (222,809)         --        (222,809)

Other Comprehensive Loss                       --           --           --           --         (15,404)      (15,404)
------------------------------------------------------------------------------------------------------------------------------------

Balance June 30, 2000 (Unaudited)        22,803,058       22,803       95,445      609,505       (88,996)      638,757

Net Income for the Period                      --           --           --         99,393          --          99,393

Other Comprehensive Loss                       --           --           --           --         (40,106)      (40,106)
------------------------------------------------------------------------------------------------------------------------------------

Balance September 30, 2000 (Unaudited)   22,803,058   $   22,803   $   95,445   $  708,898    $ (129,102)   $  698,044
====================================================================================================================================

    The accompanying notes are an integral part of this financial statement.

                         See Accountant's Review Report





ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
====================================================================================================================================

                                                        Common                                Accumulated
                                                         Stock     Additional                    Other           Total
                                          Number of    $.001 Par    Paid-In       Retained   Comprehensive   Stockholders'
                                            Shares       Value      Capital       Earnings       (Loss)          Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 2000                22,803,058   $   22,803   $   95,445   $  835,681    $ (100,494)   $  853,435

Net Loss for the Period                        --           --           --       (198,116)         --        (198,116)

Other Comprehensive Loss                       --           --           --           --          (7,828)       (7,828)
------------------------------------------------------------------------------------------------------------------------------------


Balance June 30, 2001                    22,803,058       22,803       95,445      637,565      (108,322)      647,491

Net Income for the Period                      --           --           --         28,777          --          28,777

Other Comprehensive Loss                       --           --           --           --         (26,655)      (26,655)
------------------------------------------------------------------------------------------------------------------------------------
Balance September 30, 2001 (Unaudited)   22,803,058   $   22,803   $   95,445   $  666,342    $ (134,977)   $  649,613
====================================================================================================================================


    The accompanying notes are an integral part of this financial statement.

                         See Accountant's Review Report



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (UNAUDITED)
============================================================================================================
                                                     Nine Months Ended              Three Months Ended
                                                       September 30,                   September 30,
                                                   2001           2000             2001          2000
------------------------------------------------------------------------------------------------------------

Sales                                         $  8,477,529    $  7,368,644    $  3,808,892    $  2,846,475
------------------------------------------------------------------------------------------------------------

Cost of Goods Sold
Subdivision Material                             4,358,730       4,902,459       1,672,565       1,673,012
Wages                                            2,179,526       1,460,038         933,451         577,021
Other                                              933,473         268,655         720,868          87,307
------------------------------------------------------------------------------------------------------------

Total Cost of Goods Sold                         7,471,729       6,631,152       3,326,884       2,337,340
------------------------------------------------------------------------------------------------------------

Gross Profit                                     1,005,800         737,492         482,008         509,135

Operating Expenses
General and Administrative                         787,784         602,572         309,291         229,638
Depreciation and Amortization                      230,336         141,751          98,136          56,515
------------------------------------------------------------------------------------------------------------

Total Operating Expenses                         1,018,120         744,323         407,427         286,153

(Loss) Income from Operations                      (12,320)         (6,831)         74,581         222,982

Other Expense
Interest Expense                                   (75,845)        (73,987)        (25,299)        (28,017)
------------------------------------------------------------------------------------------------------------

Total Other Expense                                (75,845)        (73,987)        (25,299)        (28,017)

(Loss) Income Before Income Taxes                  (88,165)        (80,818)         49,282         194,965

Provision for Income Taxes                         (77,057)        (40,057)        (20,505)        (95,572)
------------------------------------------------------------------------------------------------------------

Net (Loss) Income                                 (165,222)       (120,875)         28,777          99,393

Other Comprehensive Loss, Net of Income Tax
Foreign Currency Translation                       (38,591)        (25,785)        (26,655)        (40,106)
------------------------------------------------------------------------------------------------------------

Comprehensive (Loss) Income for the Period    $   (203,813)   $   (146,660)   $      2,122    $     59,287
------------------------------------------------------------------------------------------------------------

(Loss) Income Per Common Share - Basic        $      (0.01)   $      (0.01)   $       0.00    $       0.00
(Loss) Income Per Common Share - Diluted      $      (0.01)   $       0.00    $       0.00    $       0.00
------------------------------------------------------------------------------------------------------------

Weighted Average Number of
  Common Shares Outstanding - Basic             22,803,058      22,803,058      22,803,058      22,803,058
Weighted Average Number of
  Common Shares Outstanding - Diluted           26,803,058      26,803,058      26,803,058      26,803,058
============================================================================================================




    The accompanying notes are an integral part of this financial statement.

                         See Accountant's Review Report



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada

STATEMENT OF CASH FLOWS (UNAUDITED)
================================================================================

Nine Months Ended September 30,                           2001           2000
--------------------------------------------------------------------------------

Cash Flows from Operating Activities

Net Loss                                             $  (165,222)   $  (120,875)

Non-Cash Adjustments
Depreciation and Amortization                            230,336        141,751
Gain on Sale of Equipment                                 (4,257)          --

Changes in Operating Assets and Liabilities
Accounts Receivable                                   (1,411,530)        15,690
Inventories                                              252,640        (60,862)
Income Taxes Receivable                                      628           (679)
Prepaid Expenses and Deposits                            (52,843)        22,304
Accounts Payable and Other Accrued Expenses            1,441,710         58,806
Income Taxes Payable                                        --          (24,716)
Deferred Income Taxes                                     77,057         40,057
--------------------------------------------------------------------------------

Net Cash Flows from Operating Activities                 368,519         71,476
--------------------------------------------------------------------------------

Cash Flows from Investing Activities
Advances to Related Parties                                 --         (107,591)
Purchases of Property, Plant and Equipment              (229,238)      (317,330)
--------------------------------------------------------------------------------

Net Cash Flows from Investing Activities                (229,238)      (424,921)
--------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from Demand Loan                                   --          190,934
Repayment of Demand Loan                                 (41,092)          --
Proceeds from Long-Term Debt                                --          162,510
Repayment of Long-Term Debt                              (86,223)          --
Repayments of Capital Lease Obligation                   (11,968)          --
--------------------------------------------------------------------------------

Net Cash Flows from Financing Activities                (139,283)       353,444
--------------------------------------------------------------------------------

Effect of Exchange Rate Changes on
  Cash and Cash Equivalents                                    2              1
--------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents                   --             --

Cash and Cash Equivalents - Beginning of Period             --             --
--------------------------------------------------------------------------------

Cash and Cash Equivalents - End of Period            $      --      $      --
--------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for Income Taxes           $        29    $       679
Cash Paid During the Year for Interest               $    75,845    $    73,987
--------------------------------------------------------------------------------

Non-Cash Investing Activities
Acquisition of Equipment Under Capital Leases        $   168,066           --
================================================================================

    The accompanying notes are an integral part of this financial statement.

                         See Accountant's Review Report

                     INDEPENDENT AUDITOR'S REPORT



To the Board of Directors
Alfa Utility Services, Inc.
Woodbridge, Ontario Canada


         We have audited the accompanying consolidated balance sheet of Alfa Utility Services, Inc., as of June 30, 2001 and December 31, 2000, and the related consolidated statements of changes in stockholders' equity, operations and comprehensive income, and cash flows for the periods then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Alfa Utility Services, Inc., as of June 30, 2001 and December 31, 2000, and the results of its operations and comprehensive income and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

         The 1999 financial statements were reviewed by us and our report thereon, dated August 23, 2001, stated we were not aware of any material modifications that should be made to those statements for them to be in conformity with accounting principles generally accepted in the United States of America. However, a review is substantially less in scope than an audit and does not provide a basis for the expression of an opinion on the financial statements taken as a whole.







/s/ ROTENBERG & CO., LLP
------------------------
Rotenberg & Co., LLP


Rochester, New York
  August 30, 2001



ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


BALANCE SHEET
------------------------------------------------------------------------------------------------------------
                                                                                                December 31,
                                                            June 30,          December 31,            1999
                                                                2001                 2000       (Unaudited)
------------------------------------------------------------------------------------------------------------

ASSETS

Current Assets
Accounts Receivable - Net of Allowances                        $ 1,874,980    $ 1,735,448    $ 2,525,446
Inventories                                                        331,047        570,826        472,373
Income Taxes Receivable                                                 29            674           --
Prepaid Expenses and Deposits                                      133,250         80,158         93,305
------------------------------------------------------------------------------------------------------------

Total Current Assets                                             2,339,306      2,387,106      3,091,124

Property and Equipment -
  Net of Accumulated Depreciation                                1,283,186      1,289,512        719,474

Other Assets
Due from Related Parties                                           216,789        219,063        116,889
------------------------------------------------------------------------------------------------------------

Total Assets                                                   $ 3,839,281    $ 3,895,681    $ 3,927,487
------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
Demand Loan                                                    $   525,183    $   305,003    $   549,631
Long-Term Debt - Due Within One Year                               255,036        247,112        115,230
Deferred Income Taxes - Due Within One Year                         77,977         80,631         88,469
Income Taxes Payable                                                  --             --           25,061
Accounts Payable and Other Accrued Expenses                      1,542,285      1,646,699      1,963,307
------------------------------------------------------------------------------------------------------------

Total Current Liabilities                                        2,400,481      2,279,445      2,741,698

Other Liabilities
Long-Term Debt - Due After One Year                                700,679        730,953        297,683
Deferred Income Taxes - Due After One Year                          90,630         31,848         11,136
------------------------------------------------------------------------------------------------------------

Total Liabilities                                                3,191,790      3,042,246      3,050,517
------------------------------------------------------------------------------------------------------------

Stockholders' Equity
Common Stock - $.001 Par; 50,000,000 Shares Authorized;
                           22,803,058 Issued and Outstanding        22,803         22,803         22,803
Additional Paid-In Capital                                          95,445         95,445         95,445
Retained Earnings                                                  637,565        835,681        832,314
Accumulated Other Comprehensive Loss                              (108,322)      (100,494)       (73,592)
------------------------------------------------------------------------------------------------------------

Total Stockholders' Equity                                         647,491        853,435        876,970
------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders' Equity                     $ 3,839,281    $ 3,895,681    $ 3,927,487
------------------------------------------------------------------------------------------------------------


   The accompanying notes are an integral part of this financial statement.


ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------

                                                        Common                                Accumulated
                                                         Stock    Additional                     Other            Total
                                        Number of      $.001 Par   Paid-In      Retained     Comprehensive    Stockholders'
                                          Shares         Value     Capital      Earnings     (Loss) Income        Equity
------------------------------------------------------------------------------------------------------------------------------------

Balance January 1, 1999 (Unaudited)     22,803,058   $   22,803   $   95,445   $  868,050    $ (119,012)   $  867,286

Net Loss for the Period                       --           --           --        (35,736)         --         (35,736)

Other Comprehensive Income                    --           --           --           --          45,420        45,420
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 1999 (Unaudited)   22,803,058       22,803       95,445      832,314       (73,592)      876,970
------------------------------------------------------------------------------------------------------------------------------------

Net Loss for the Period                       --           --           --       (222,809)         --        (222,809)

Other Comprehensive Loss                      --           --           --           --         (15,404)      (15,404)
------------------------------------------------------------------------------------------------------------------------------------

Balance June 30, 2000 (Unaudited)       22,803,058   $   22,803   $   95,445   $  609,505    $  (88,996)   $  638,757
------------------------------------------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.




ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
------------------------------------------------------------------------------------------------------------------------------------

                                                         Common                               Accumulated          Total
                                                          Stock     Additional                   Other         Stockholders'
                                          Number of     $.001 Par    Paid-In     Retained    Comprehensive         Equity
                                            Shares        Value      Capital     Earnings    Income (Loss)       (Deficit)
------------------------------------------------------------------------------------------------------------------------------------

Balance - December 31, 1999 (Unaudited)    22,803,058   $   22,803   $   95,445   $  832,314    $  (73,592)   $  876,970

Net Income for the Period                        --           --           --          3,367          --           3,367

Other Comprehensive Loss                         --           --           --           --         (26,902)      (26,902)
------------------------------------------------------------------------------------------------------------------------------------

Balance December 31, 2000                  22,803,058       22,803       95,445      835,681      (100,494)      853,435
------------------------------------------------------------------------------------------------------------------------------------

Net Loss for the Period                          --           --           --       (198,116)         --        (198,116)

Other Comprehensive Loss                         --           --           --           --          (7,828)       (7,828)
------------------------------------------------------------------------------------------------------------------------------------

Balance June 30, 2001                      22,803,058   $   22,803   $   95,445   $  637,565    $ (108,322)   $  647,491
------------------------------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of this financial statement


ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
------------------------------------------------------------------------------------------------------------
                                                     Six Months Ended                  Year Ended
                                                         June 30,                    December 31,
                                                2001             2000              2000           1999
                                                              (Unaudited)                     (Unaudited)
------------------------------------------------------------------------------------------------------------

Sales                                        $  4,743,233    $  4,510,595    $  9,862,552    $  7,296,766
------------------------------------------------------------------------------------------------------------

Cost of Goods Sold
Subdivision Material                            2,731,918       3,225,875       6,172,921       4,546,837
Wages                                           1,266,438         880,480       2,086,529       1,421,377
Other                                             213,012         181,234         422,883         328,175
------------------------------------------------------------------------------------------------------------

Total Cost of Goods Sold                        4,211,368       4,287,589       8,682,333       6,296,389
------------------------------------------------------------------------------------------------------------

Gross Profit                                      531,865         223,006       1,180,219       1,000,377

Operating Expenses
General and Administrative                        486,581         372,046         846,081         711,323
Depreciation and Amortization                     134,365          84,980         211,036         276,847
------------------------------------------------------------------------------------------------------------

Operating Expenses                                620,946         457,026       1,057,117         988,170
------------------------------------------------------------------------------------------------------------

(Loss) Income from Operations                     (89,081)       (234,020)        123,102          12,207

Other Expense
Interest Expense, net                             (51,440)        (45,864)       (103,524)        (37,692)
------------------------------------------------------------------------------------------------------------

Total Other Expense                               (51,440)        (45,864)       (103,524)        (37,692)

(Loss) Income Before Income Taxes                (140,521)       (279,884)         19,578         (25,485)

(Provision for) Recovery of Income Taxes          (57,595)         57,075         (16,211)        (10,251)
------------------------------------------------------------------------------------------------------------

Net (Loss) Income                                (198,116)       (222,809)          3,367         (35,736)

Other Comprehensive (Loss) Income,
  Net of Income Tax
Foreign Currency Translation                       (7,828)        (15,404)        (26,902)         45,420
------------------------------------------------------------------------------------------------------------

Comprehensive (Loss) Income for the Period   $   (205,944)   $   (238,213)   $    (23,535)   $      9,684
------------------------------------------------------------------------------------------------------------

(Loss) Income Per Common Share - Basic       $      (0.01)   $      (0.01)   $       0.00    $       0.00
(Loss) Income Per Common Share - Diluted     $      (0.01)   $      (0.01)   $       0.00    $       0.00
------------------------------------------------------------------------------------------------------------

Weighted Average Number of
  Common Shares Outstanding - Basic            22,803,058      22,803,058      22,803,058      22,803,058
Weighted Average Number of
  Common Shares Outstanding - Diluted          26,803,058      26,803,058      26,803,058      26,803,058
------------------------------------------------------------------------------------------------------------


    The accompanying notes are an integral part of this financial statement.





ALFA UTILITY SERVICES, INC.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


STATEMENT OF CASH FLOWS
--------------------------------------------------------------------------------------------------------
                                                             Six Months
                                                 Six Months     Ended                     Year Ended
                                                   Ended      June 30,     Year Ended    December 31,
                                                  June 30,      2000      December 31,       1999
                                                    2001     (Unaudited)      2000       (Unaudited)
--------------------------------------------------------------------------------------------------------

Cash Flows from Operating Activities

Net (Loss) Income                                  $(198,116)   $(222,809)   $   3,367    $ (35,736)

Non-Cash Adjustments
Amortization                                         134,365       84,980      211,036      160,300
Write-Off of Organization Costs                         --           --           --        117,973

Changes in Operating Assets and Liabilities
Accounts Receivable                                 (158,371)     643,630      725,591     (421,827)
Inventories                                          235,080        1,522     (114,953)     149,978
Income Taxes Recoverable                                 641         --           (686)        --
Prepaid Expenses and Deposits                        (54,207)      22,705       10,477       (2,724)
Accounts Payable and Other Accrued Expenses          (87,778)    (578,374)    (261,160)     215,551
Income Taxes Payable                                    --        (24,856)     (24,733)      (5,135)
Deferred Income Taxes                                 57,595      (57,075)      16,211      (14,197)
--------------------------------------------------------------------------------------------------------

Net Cash Flows from Operating Activities             (70,791)    (130,277)     565,150      164,183
--------------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities
Advances to Related Parties                             --       (108,200)    (107,665)      67,105
Purchases of Property, Plant and Equipment          (141,462)     (52,484)    (813,803)    (365,028)
--------------------------------------------------------------------------------------------------------

Net Cash Flows from Investing Activities            (141,462)    (160,684)    (921,468)    (297,923)
--------------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities
Proceeds from Demand Loan                            224,517      340,746         --           --
Repayment of Demand Loan                                --           --       (231,926)     (49,213)
Proceeds from Long-Term Debt                            --           --        752,844      281,707
Repayment of Long-Term Debt                          (12,264)     (49,786)    (164,602)     (98,751)
--------------------------------------------------------------------------------------------------------

Net Cash Flows from Financing Activities             212,253      290,960      356,316      133,743
--------------------------------------------------------------------------------------------------------

Effect of Exchange Rate Changes on
  Cash and Cash Equivalents                             --              1            2           (3)
--------------------------------------------------------------------------------------------------------

Net Increase in Cash and Cash Equivalents               --           --           --           --

Cash and Cash Equivalents - Beginning of Period         --           --           --           --
--------------------------------------------------------------------------------------------------------

Cash and Cash Equivalents - End of Period          $    --      $    --      $    --      $    --
--------------------------------------------------------------------------------------------------------

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Period for Income Taxes       $    --      $  24,856    $  25,419    $  29,586
Cash Paid During the Period for Interest           $ (51,440)   $ (45,864)   $(103,524)   $ (37,692)
--------------------------------------------------------------------------------------------------------

    The accompanying notes are an integral part of this financial statement.

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note A -     THE COMPANY
             The original company was incorporated under the laws of the state of Delaware on December 15, 1994 as Triad Instrument Co., Inc. Subsequently, Triad's name was changed to Envirotech Mfg.
             Corp., then Alfa Utility Services, Inc. (A Delaware Corporation) (the Company) on June 1, 2001.

             On May 31, 2001, pursuant to a reorganization, Alfa Utility Services Inc. (a Canadian Corporation) and its wholly owned subsidiary, Ontario Power Contracting Limited, became wholly owned subsidiaries of Alfa Utility Services, Inc. (A Delaware Corporation). The transaction was accounted for as a recapitalization, resulting in the historical operations of Ontario Power Contracting Limited being the historical operations of Alfa Utility Services, Inc.

             SCOPE OF BUSINESS
             The Company is a full service utility construction and maintenance company, concentrating on electrical utilities, communications, natural gas pipelines, sewer and waterworks systems, currently serving the city of Toronto, Ontario Canada and surrounding areas.

Note B -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
             METHOD OF ACCOUNTING
             The Company maintains its books and prepares its financial statements on the accrual basis of accounting.

             PRINCIPLES OF CONSOLIDATION
             The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Alfa Utility Services Inc. and Ontario Power Contracting Limited. All significant intercompany balances and transactions have been eliminated in the consolidation.

             FOREIGN CURRENCY TRANSLATION
             The Company's foreign operations are measured using the local currency as the functional currency. Assets and liabilities are translated at exchange rates as of the balance sheet date. Revenues, expenses and cash flows are translated at weighted average rates of exchange in effect during the year. The resulting cumulative translation adjustments have been recorded as a separate component of stockholders' equity and comprehensive income. Foreign currency transaction gains and losses are included in comprehensive income.

             CASH AND CASH EQUIVALENTS
             Cash and cash equivalents include time deposits, certificates of deposit, and all highly liquid debt instruments with original maturities of three months or less. The Company maintains cash and cash equivalents at financial institutions which periodically may exceed federally insured amounts.

                                                                   - continued -

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note B -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

             PROPERTY AND EQUIPMENT; DEPRECIATION
             Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed on accelerated methods over the estimated useful lives as follows:

                     Automotive Equipment                     3 - 4 Years
                     Computers                                3 - 4 Years
                     Machinery and Equipment                      5 Years
                     Office Equipment                             5 Years

             Leasehold improvements are being depreciated on a straight-line basis over five years. Maintenance and repairs are charged to expense as incurred. Upon sale or retirement of assets, the cost and related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is recognized.

             IMPAIRMENT OF ASSETS
             In accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of," the Company assesses all long-lived assets for impairment at least annually or whenever events or circumstances indicate that the carrying amount may not be recoverable.

             INVENTORY
             Inventory is comprised of raw materials and is stated at the lower of cost or market. Cost is determined by the first-in, first-out method and market is based on the lower of replacement cost or net realizable value.

             USE OF ESTIMATES
             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results can differ from those estimates.

             REVENUE RECOGNITION
             The Company recognizes revenue as each stage of a contract is completed. The final holdback amount, which approximates ten per cent of the total contract, is recognized after final approval of the project. This generally occurs within 30 days of the completion of work. Contracts generally do not extend for periods in excess of one year.

             FINANCIAL INSTRUMENTS
             The Company's financial instruments consist of cash, long-term investments, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

                                                                   - continued -

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note B -     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

             INCOME TAXES
             The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for
             Income Taxes," using the asset and liability approach, which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of such assets and liabilities. This method utilizes enacted statutory tax rates in effect for the year in which the temporary differences are expected to reverse and gives immediate effect to changes in the income tax rates upon enactment.

Note C -     ACCOUNTS RECEIVABLE
             Accounts receivable consisted of
               the following:

             ------------------------------------------- -------------------- ---------------------- ---------------------
                                                                June 30,             December 31,          December 31,
                                                                  2001                   2000                   1999
             ------------------------------------------- -------------------- ---------------------- ---------------------

             Accounts Receivable                               $ 1,892,952            $ 1,744,795           $ 2,555,553
             Less:  Allowance for Doubtful Accounts                 17,972                  9,347                30,107
             ------------------------------------------- -------------------- ---------------------- ---------------------

             Net Accounts Receivable                           $ 1,874,980            $ 1,735,448           $ 2,525,446
             ------------------------------------------- -------------------- ---------------------- ---------------------

Note D -     Property and Equipment
             Property and equipment consisted
               of the following:

             ----------------------------------------- ---------------------- ---------------------- ---------------------
                                                                June 30,             December 31,          December 31,
                                                                  2001                   2000                  1999
             ----------------------------------------- ---------------------- ---------------------- ---------------------

             Automotive Equipment                              $   685,708           $    666,120          $    497,443
             Computer Equipment and Software                        66,884                 50,945                45,656
             Contractor's Equipment                              1,250,019              1,193,457               671,572
             Furniture and Fixtures                                 45,952                 44,467                25,851
             Office Equipment                                       11,657                 11,779                12,151
             Leasehold Improvements                                 21,796                22,024                  2,885
             ----------------------------------------- ---------------------- ---------------------- ---------------------
                                                                $2,082,016            $ 1,988,792           $ 1,255,558
             Less:  Accumulated Depreciation                      (798,830)              (699,280)             (536,084)
             ----------------------------------------- ---------------------- ---------------------- ---------------------

             Net Property and Equipment                         $1,283,186            $ 1,289,512           $   719,474
             ----------------------------------------- ---------------------- ---------------------- ---------------------

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

Note E -     DEMAND LOAN
             The demand loan consisted of the following:

             -------------------------------------------------------------------- --------------------------------------------------
                                                                                     June 30,      December 31,    December 31,
                                                                                       2001            2000           1999
             -------------------------------------------------------------------- --------------------------------------------------

             Demand Loan,  prime plus 1.0%,  secured by all assets of the
             Company,   various   insurance   policies   and  a  personal
             guarantee of one of the directors of the Company.                       $ 525,183      $ 305,003        $ 549,631

             -----------------------------------------------------------------------------------------------------------------------

             The prime rate was 6.75%, 9.50% and 8.50% at June 30, 2001, December 31, 2000 and 1999, respectively.

             The demand loan contains various covenants pertaining to the maintenance of net worth, direct borrowings, leverage, and liquidity requirements. At September 30, 2001, June 30, 2001, and December 31, 2000, the Company was not in compliance with certain ratios. Under the terms of the agreement, the bank may call the loan if the Company is in violation of any restrictive covenant. As of November 12, 2001, the Company had not obtained a waiver from the bank. Accordingly, the entire amount of the borrowings has been included in current liabilities. The management of the Company has the means and the willingness to refinance the debt should demand for payment be made.

Note F -     Long-Term Debt
             Long-term debt consisted of the following:

             --------------------------------------------------------------------------------- ----------------- -----------------
                                                                                     June 30,      December 31,      December 31,
                                                                                       2001              2000              1999
             --------------------------------------------------------------------------------- ----------------- -----------------

             Lien  Notes,  0.9%  to  4.9%,   secured  by  automotive  and
             contractor's equipment, due in installments through 2005.            $ 414,472         $ 269,672             $  --

             Lien  Notes,  5.9% to  10.25%,  secured  by  automotive  and
             contractor's equipment, due in installments through 2006.              541,243           708,393           412,913
             --------------------------------------------------------------------------------- ----------------- -----------------

             Less:  Current Portion                                                 255,036           247,112           115,230
             --------------------------------------------------------------------------------- ----------------- -----------------

             Amount Due After One Year                                            $ 700,679         $ 730,953         $ 297,683
             --------------------------------------------------------------------------------- ----------------- -----------------

             Annual maturities of debt for the five periods succeeding June 30, 2001 are as follows:

                   2002        2003        2004       2005      2006      Total
             ----------- ----------- ----------- ---------- --------- ----------
              $ 255,036   $ 261,724   $ 276,673  $ 156,558   $ 5,724  $ 955,715
             ----------- ----------- ----------- ---------- --------- ----------

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note G -     LEASE ARRANGEMENTS
             The Company leases a facility and contractor's equipment under operating leases which expire at various dates through 2005.

             At June 30, 2001, the Company's future minimum lease payments are as follows:

                 2002      2003      2004    2005     2006      Total
             --------- --------- --------- ------- -------- ----------
             $ 119,726  $ 47,963  $ 13,015   $ 870       --  $ 181,574
             --------- --------- --------- ------- -------- ----------


             -------------------------------------------------------------------
             Rent expense under operating leases was $78,366 and $73,651 for the six months ended June 30, 2001 and 2000, respectively and $46,819 and $33,059 for the years ended December 31, 2000 and 1999, respectively.

Note H -     CONVERSION OPTION
             The acquisition as of June 1, 2001 by Alfa Utility Services Inc. (A Canadian Corporation) of its operating subsidiary Ontario Power Contracting Limited involved the issuance to Ontario's two corporate shareholders of 1,000 of Alfa Canada's Class A Preference Shares. An Option Agreement was entered into to allow the Class A Preference Shares to be converted into 4,000,000 restricted shares of Alfa Utility Services, Inc. (A Delaware Corporation) Common Stock. Alfa's financial statements reflect earnings per share on a fully diluted basis as if the 4,000,000 shares are outstanding. Until converted, the Class A Preference Shares bear a 6% non-cumulative dividend totaling $37,500 per year and would be entitled to a liquidation preference of $625,000. Such 1,000 Class A Preference Shares are held in equal amounts by Carmine Industries, Ltd. and 815748 Ontario Limited. Both Ontario corporations are controlled by Alfa's President, Joseph Alfano. The option will expire on May 31, 2006.


Note I -     RELATED PARTY TRANSACTIONS
             Sales for the six months ended June 30, 2001 and 2000, includes $3,600 and $0, respectively and for the years ended December 31, 2000 and 1999, includes $123,200 and $57,000, respectively to a related party. The amounts included in accounts receivable from this related party amounted to $54,211, $51,500 and $20,100 for June 30, 2001, December 31, 2000 and 1999, respectively. One of the shareholders of the related party is also a shareholder of the Company.

             The amount Due From Related Parties, related parties by virtue of common stockholders, is non-interest bearing, unsecured, with no set terms of repayment.

Note J -     INCOME TAXES
             The components of the provision for (recovery of) income taxes are as follows:

             ------------------- --------------------------------------------------------
                                                      Period Ended
                                    June 30,     June 30,   December 31,  December 31,
                                      2001         2000       2000          1999
             ------------------- ------------ ------------ ----------- ------------------

             Current
             Foreign                  $ --        $  --       $  --            $ 24,448

             Deferred
             Foreign                57,595     (57,075)      16,211              (14,197)
             ------------------- ------------ ------------ ----------- ------------------

             Totals               $ 57,595    $(57,075)    $ 16,211            $ 10,251
             ------------------- ------------ ------------ ----------- ------------------



                                                                   - continued -

Alfa Utility Services, Inc.
(A DELAWARE CORPORATION)
Woodbridge, Ontario Canada


NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


Note J -     Income Taxes - continued

             Deferred tax (liabilities) assets consist of the following:

             ------------------------------------------ ----------- -----------------------------
                                                         June 30,   December 31,     December 31,
                                                           2001         2000            1999
             ------------------------------------------ ----------- ------------- --------------

             Property and equipment basis difference     $ (90,630)  $(31,848)        $(11,136)
             Contracts                                    (163,343)  (102,130)         (88,469)
             ------------------------------------------ ----------- ------------- --------------

             Gross Deferred Tax Liabilities               (253,973)  (133,978)         (99,605)
             ------------------------------------------ ----------- ------------- --------------

             Net Operating Loss Carryforward               85,366      21,499                --
             ------------------------------------------ ----------- ------------- --------------

             Gross Deferred Tax Assets                     85,366      21,499                --
             ------------------------------------------ ----------- ------------- --------------

             Net Deferred Tax Liability                 $ (168,607) $(112,479)        $(99,605)
             ------------------------------------------ ----------- ------------- --------------

--------------------------------------------------------------------------------
             The net operating loss carryforwards expire in varying amounts from 2007 to 2008.

Note K -     CAPITAL LEASES
             During the third quarter of 2001, the Company entered into capital leases for various construction equipment valued at $168,066. Such capital leases expire in 2004. The assets and liabilities under capital leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the assets. The assets are depreciated over the lower of their related lease terms or their estimated productive lives. Depreciation of assets under capital lease is included in depreciation expense for the period ended September 30, 2001.

             Minimum future lease payments under capital leases as of September 30, 2001 for each of the next five years and in the aggregate are:

             -------------------------------------------------------------------
             Period Ended September 30,                          Amount
             -------------------------------------------------------------------

             2002                                                 $ 57,390
             2003                                                   57,390
             2004                                                   43,917
             2005                                                       --
             2006                                                       --
             Subsequent to 2006                                         --
             -------------------------------------------------------------------

             Total Minimum Lease Payments                        $ 158,697

             Less:  Amount Representing Interest                     7,530
             -------------------------------------------------------------------

             Present Value of Net Minimum Lease Payments         $ 151,167
             -------------------------------------------------------------------

                                    PART III

PART III ITEMS III-1 & 2.    INDEX TO AND DESCRIPTION OF EXHIBITS

                         EXHIBITS INDEX AND DESCRIPTION

NO.      F. 10 P. #      DESCRIPTION

(2)      N/A             (CHARTER AND BY-LAWS)

*2.1    ______           Restated Certificate of Incorporation filed 6/1/01

*2.3    ______           By-laws (under original corporate name, Triad
                         Instrument Co., Inc.)

(3)      N/A             (INSTRUMENTS DEFINING RIGHTS OF REGISTRANT'S AND
                         SUBSIDIARIES' EQUITY AND DEBT SECURITY HOLDERS
                         (WHEN AUTHORIZED DEBT EXCEEDS 5% OF CONSOLIDATED
                         ASSETS)

*3.1    ______           5/31/01 Amended Consent of Directors and Shareholders
                         of Envirotech Mfg. Corp., a Delaware corporation, to amend and restate Articles to change name to Alfa
                         Utility Services, Inc., to increase authorized stock from 20,000,000 to 50,000,000 shares, to issue
                         12,000,000 shares to Alfano in exchange for all shares of Alfa Utility Services Inc., a Canadian corporation
                         (and its 100% subsidiary Ontario Power Contracting
                         Limited, an Ontario corporation), to replace Slessor with Alfano as Sole Director and officer and to approve the stock exchange agreement, option agreement and to reserve 4,000,000 Common Shares for issuance upon receipt of conversion notice and endorsed certificates for 1,000 Class A Preference Shares of Alfa Canada under the Option Agreement between them.

*3.2    ______           5/31/01 Amended Assignment of Stock (of Alfa Utility
                         Services Inc., a Canadian corporation, by Alfano to Alfa Utility Services, Inc., a Delaware corporation, formerly Envirotech Mfg. Corp.)

*3.3A  ______            6/1/01 Resolution of the Board of Directors of Alfa
                         Utility Services Inc., a Canadian corporation, to issue
                         500 Class A Preference Shares to Carmine Industries
                         Ltd.

*3.3B  ______            6/1/01 Resolution of the Board of Directors of Alfa
                         Utility Services Inc., a Canadian corporation, to issue
                         500 Class A Preference Shares to 815748 Ontario Limited

*3.3C  ______            6/1/01 Resolution of the Director of Alfa Utility
                         Services Inc., a Canadian corporation, to issue 100
                         Common shares to Joseph Alfano

*3.4A   ______           Option Agreement to convert (exchange) 500 Alfa Canada
                         Class A Preference Shares into 2,000,000 Alfa Delaware
                         Common Shares

*3.4B   ______           Option Agreement to convert (exchange) 500 Alfa Canada
                         Class A Preference Shares into 2,000,000 Alfa Delaware
                         Common Shares

*3.5     ***             Long Term Debt (Lien Notes - - see Note G to 6/30/01
                         Balance Sheet at p. F-16)

(5)     N/A              (VOTING TRUST AGREEMENT)   NOT APPLICABLE

(6)     N/A              (MATERIAL CONTRACTS, INCLUDING WITH RELATED PARTIES,
                         OR TO BUY/SELL/LEASE OVER 15% OF ASSETS, OR FOR
                         MANAGEMENT SERVICES OR COMPENSATION)

*6.1    ______           Premises Lease by Ontario Power Contracting Limited
                         from United Rentals of Canada, Inc.

6.2        **            Contractor's Equipment and Automotive Equipment Leases

(7)     N/A              (MATERIAL FOREIGN PATENTS NOT COVERED BY U.S. PATENTS)
                         NOT APPLICABLE

________


*    Filed herewith

**   Pursuant to U.S. Securities and Exchange Commission Form 10-SB Part III
     Item 2 incorporating Form 1-A Part III, and its Item 2, Instruction (b), the registrant is not filing equipment leases, but agrees to provide to the Commission supplementally upon request, typical forms of regular and capital leases. Although the aggregate amount of leased equipment is material, no individual item of leased equipment is material. Further, the leases are such as ordinarily accompany the registrant's kind of business, and otherwise are made in the ordinary course of business.

*** The aggregate amounts of long-term debt and leased equipment are material, however no individual item of lien notes is over $250,000 (5% of assets) except for one that is being prepared for filing with Amendment.

         SIGNATURE PAGE


         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  ALFA UTILITY SERVICES, INC.
                                                  ---------------------------
                                                           (Registrant)



March 15, 2002                                    By:  /s/ JOSEPH ALFANO
                                                  ------------------------------
                                                  JOSEPH ALFANO, President